Exhibit 99.2

Annual General Meeting of New Gold Inc.
Management Information Circular

March 16, 2018

Notice of Annual GENERAL Meeting of Shareholders

Notice is hereby given that the annual general meeting of shareholders (“Meeting”) of New Gold Inc. (“New Gold” or the “Company”) will be held at Vantage Venues, 150 King Street West, 27th Floor, Toronto, Ontario, on Wednesday, April 25, 2018 at 4:00 pm (Eastern time) for the following purposes:

1.	receiving the audited consolidated financial statements of the Company for the year ended December 31, 2017 and the auditor’s report on those statements;

2.	setting the size of the board of directors of the Company at seven directors;

3.	electing the directors of the Company;

4.	appointing Deloitte LLP as auditor of the Company and authorizing the directors to fix their remuneration;

5.	considering and, if deemed appropriate, passing, with or without variation, a non-binding advisory resolution on executive compensation; and

6.	conducting such other business properly brought before the Meeting or any adjournment or postponement thereof.

The record date for the Meeting is March 6, 2018. The record date is the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

This notice is accompanied by a management information circular (“Circular”) and either a form of proxy or a voting instruction form. If previously requested, a copy of the audited consolidated financial statements and management’s discussion and analysis (“MD&A”) of New Gold for the year ended December 31, 2017 will also accompany this notice. Copies of New Gold’s annual and interim financial statements and MD&A are also available under New Gold’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on New Gold’s website at www.newgold.com. As described in the notice and access notification mailed to shareholders, New Gold is using the notice and access method for delivering this notice and the Circular to shareholders. This notice and the Circular will be available on New Gold’s website at www.newgold.com/annualmeeting2018 and under New Gold’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

We value your opinion and participation in the Meeting as a shareholder of New Gold. Please review the accompanying Circular before voting as it contains important information about the Meeting. It is important that you exercise your vote, either in person at the Meeting, by telephone, on the internet or by completing and returning the enclosed form of proxy or voting instruction form. Any questions regarding voting your shares should be directed to our proxy solicitation agent Kingsdale Advisors who can be reached by toll-free telephone in North America at 1-866-581-1477, by collect call outside North America at 416-867-2272, or by email at contactus@kingsdaleadvisors.com. Any proxies to be used or acted on at the Meeting must be deposited with New Gold’s transfer agent by 4:00 pm (Eastern time) on April 23, 2018, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.

DATED at Toronto, Ontario this 16th day of March, 2018.

By Order of the Board of Directors

Ian Pearce

Chair of the Board

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Table of contents

MANAGEMENT INFORMATION CIRCULAR	3
VOTING INFORMATION	3
Voting Process – Registered Shareholders	4
Voting Process – Non-Registered Shareholders	6
BUSINESS OF THE MEETING	8
Receiving the Audited Consolidated Financial Statements	8
Board Size Resolution	8
Election of Directors	8
Appointment of Auditor	18
Say on Pay Advisory Vote	18
STATEMENT OF EXECUTIVE COMPENSATION	20
Compensation Governance	20
Compensation Discussion and Analysis	24
Summary Compensation Table	38
Termination and Change of Control Benefits	42
EQUITY COMPENSATION PLANS	44
STATEMENT OF DIRECTOR COMPENSATION	52
CORPORATE GOVERNANCE PRACTICES	58
Board of Directors	58
Board of Directors Governance	65
OTHER INFORMATION	69
SCHEDULE A – Board of Directors Mandate	71

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MANAGEMENT INFORMATION CIRCULAR

GENERAL INFORMATION

This management information circular (“Circular”) has been prepared for the holders of common shares (“shareholders”) of New Gold Inc. (“New Gold” or the “Company”) in connection with the solicitation of proxies by management of New Gold for use at New Gold’s annual general meeting of shareholders (“Meeting”) to be held at 4:00 pm (Eastern time) on April 25, 2018 at Vantage Venues, 150 King Street West, 27th Floor, Toronto, Ontario, for the purposes set out in the accompanying notice of meeting (“Notice of Meeting”). References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof.

Unless otherwise stated, the information contained in this Circular is as of March 7, 2018. Unless otherwise stated, all dollar amounts in this Circular refer to United States dollars. Canadian dollars are referred to as “C$”. Unless otherwise stated, any United States dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of US$1.00 = C$1.2986 for 2017, US$1.00 = C$1.3236 for 2016, and US$1.00 = C$1.2767 for 2015, being the average rate for 2017 and the average noon rate for 2016 and 2015 quoted by the Bank of Canada for each respective year.

The record date for the Meeting is March 6, 2018. The record date is the date for determining the shareholders entitled to receive notice of, and to vote at, the Meeting. The deadline for receiving duly completed and executed forms of proxy or submitting your proxy by telephone or internet is 4:00 pm (Eastern time) on April 23, 2018, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.

While it is expected that the solicitation will be made by mail, proxies may be solicited personally or by telephone by directors, officers and employees of New Gold. The Company will also be using the services of Kingsdale Advisors (“Kingsdale”) to solicit proxies. Fees for Kingsdale’s solicitation services are anticipated to be C$47,500 plus disbursements, and a fee per telephone call. All costs of this solicitation will be borne by New Gold. Shareholders with questions about voting their shares may contact Kingsdale by toll-free telephone in North America at 1-866-581-1477, by collect call outside North America at 416-867-2272, or by email at contactus@kingsdaleadvisors.com.

New Gold urges shareholders to review this Circular before voting.

VOTING INFORMATION

Meeting Materials

New Gold is using the notice and access process (“Notice and Access”) provided under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of the Notice of Meeting, Circular, financial statements and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2017 (collectively, the “Meeting Materials”) to registered and beneficial shareholders for the Meeting. New Gold has adopted the Notice and Access delivery process in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details of the Meeting date, location and purpose, as well as information on how they can

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

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access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

Shareholders may request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date this Circular is filed on SEDAR. Requests may be made through New Gold’s website, www.newgold.com, or by calling 1-888-315-9715. To receive the Meeting Materials in advance of the proxy deposit date and Meeting date, New Gold must receive requests for printed copies of the Meeting Materials at least seven business days in advance of the proxy deposit date and time.

Voting Process – Registered Shareholders

Voting by Proxy

A form of proxy will accompany the Notice of Meeting or the Notice and Access notification sent to registered shareholders. The persons named in the form of proxy are officers and/or directors of New Gold. Registered shareholders at the close of business on March 6, 2018 may vote in person at the Meeting, or by proxy as follows:

By telephone:	Call toll free in North America 1-866-732-8683 or outside North America 1-312-588-4290. If you return your proxy by telephone, you cannot appoint any person other than the officers and/or directors named on the form of proxy as your proxy holder.
On the internet:	Go to www.investorvote.com and follow the instructions on the screen. You will need to enter your 15-digit control number. If you submit your proxy via the internet, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided on the internet form. Complete your voting instructions and date and submit the internet form. Make sure the person you appoint is aware that he or she has been appointed, and attends the Meeting. If you appoint a person (other than the persons named in the form of proxy) to represent you at the Meeting, that person must attend the Meeting for your shares to be voted.
By mail or fax:	Complete the form of proxy and return it to Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto ON, M5J 2Y1 in the envelope provided or fax a copy of the completed form to Computershare at 1-866-249-7775. If you return your proxy by mail or fax, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of proxy and striking out the names of the persons listed in the form of proxy. Complete your voting instructions and date and sign the form. Make sure the person you appoint is aware that he or she has been appointed, and attends the Meeting. If you appoint a person (other than the persons named in the form of proxy) to represent you at the Meeting, that person must attend the Meeting for your shares to be voted.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

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By appointing another person to attend in person:	A shareholder can appoint another person, who need not be a shareholder, to represent such shareholder at the Meeting by inserting that person’s name in the blank space provided in the form of proxy and striking out the names of the persons listed in the form of proxy, or by completing another proper form of proxy. A shareholder appointing a proxy holder may indicate the manner in which the appointed proxy holder is to vote regarding any specific item by checking the space opposite the item on the proxy. If the shareholder giving the proxy wishes to confer discretionary authority regarding any item of business, the space opposite the item should be left blank. The common shares represented by the proxy submitted by a shareholder will be voted or withheld from voting by the proxy holder in accordance with the directions, if any, given in the proxy.

The deadline for receiving duly completed and executed forms of proxy or submitting your proxy by telephone or internet is by 4:00 pm (Eastern time) on April 23, 2018, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

Revocation of Proxies

A proxy submitted by a shareholder may be revoked by written notice, signed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney), and deposited either:

(i)	at the Company’s corporate office (New Gold Inc., 181 Bay Street, Suite 3510, Toronto, Ontario, M5J 2T3, Attention: Corporate Secretary) at any time up to and including the last business day before the day of the Meeting or any adjournment or postponement thereof; or

(ii)	with the Chair of the Meeting on the day of the Meeting or, if adjourned or postponed, any reconvening of the Meeting or in any other manner permitted by law.

The revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

Exercise of Discretion by Proxies

The persons named in the form of proxy will vote (or, if applicable, withhold from voting) the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. If the shareholder specifies a choice with respect to any matter to be acted upon, the shareholder’s common shares will be voted accordingly. In the absence of such direction, the relevant common shares will be voted in favour of all the matters described below.

The form of proxy confers discretionary authority on the persons named in the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any such amendments, variations or other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxy holders.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

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Voting Process – Non-Registered Shareholders

Only registered shareholders of New Gold, or the persons they appoint as their proxy holders, are permitted to vote at the Meeting. Most equity investors in New Gold are “non-registered” shareholders (“Non-Registered Shareholders”) because the common shares they beneficially own are not registered in their names. Common shares beneficially owned by a Non-Registered Shareholder are generally registered either:

(i)	in the name of an intermediary (“Intermediary”) that the Non-Registered Shareholder deals with in respect of the common shares of New Gold (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

(ii)	in the name of a depository or clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust and Clearing Corporation) in which the Intermediary is a participant.

In accordance with applicable securities law requirements, New Gold has distributed copies of the Notice and Access notification, the Meeting Materials and the form of proxy (which includes a place to request copies of this Circular and annual and/or interim financial statements and MD&A or to waive the receipt of such documents) to the Intermediaries and clearing agencies for distribution to Non-Registered Shareholders. Management of New Gold does not intend to pay for Intermediaries to forward the Meeting Materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to objecting beneficial owners under NI 54-101. An objecting beneficial owner will not receive the materials unless the objecting beneficial owner’s Intermediary assumes the cost of delivery.

Intermediaries are required to forward the Notice and Access notification to Non-Registered Shareholders unless a Non-Registered Shareholder has otherwise instructed the Intermediary. Intermediaries often use service companies (such as Broadridge Financial Solutions, Inc.) to forward the Notice and Access notification (or printed copies of the Meeting Materials if previously requested) to Non-Registered Shareholders. Each Intermediary has its own procedures which should be carefully followed by Non-Registered Shareholders to ensure that their common shares are voted by the Intermediary on their behalf at the Meeting. Generally, Non-Registered Shareholders who have not otherwise instructed the Intermediary will receive the Notice and Access notification together with either:

(i)	more typically, a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. (In some cases, the completion of the voting instruction form by telephone, facsimile or over the internet is permitted.) Typically, the voting instruction form will consist of a one-page pre-printed form; or

(ii)	a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of common shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, it is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should carefully follow the instructions of their Intermediary, including those regarding when and where the completed proxy is to be delivered.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

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In either case, the purpose of these procedures is to enable Non-Registered Shareholders to direct the voting of the common shares of New Gold that they beneficially own. If a Non-Registered Shareholder who receives one of the forms described above wishes to vote at the Meeting (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons listed in the form of proxy and insert the name of the Non-Registered Shareholder or such other person’s name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered. There may be deadlines for Non-Registered Shareholders that are earlier than the deadlines for proxies from registered shareholders set out above. If you have any questions or require more information with respect to voting at the Meeting, please contact our proxy solicitation agent, Kingsdale, by email at contactus@kingsdaleadvisors.com or by telephone at 1-866-581-1477 (toll free within North America) or 416-867-2272 (outside of North America).

A Non-Registered Shareholder who has submitted voting instructions to an Intermediary should contact their Intermediary for information with respect to revoking their voting instructions.

New Gold may utilize the Broadridge QuickVote™ service to assist Non-Registered Shareholders with voting their shares over the telephone. Alternatively, Kingsdale may contact such Non-Registered Shareholders to assist them with conveniently voting their shares directly over the phone. If you have any questions about the Meeting, please contact Kingsdale by telephone at 1-866-581-1477 (toll-free in North America) or 1-416-867-2272 (collect outside North America) or by email at contactus@kingsdaleadvisors.com.

Voting Securities and Principal Shareholders

The record date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting is March 6, 2018. Each registered shareholder on the record date will be entitled to vote at the Meeting or any adjournment or postponement thereof. As at the close of business on March 6, 2018, 578,635,838 common shares of New Gold were issued and outstanding. Each common share entitles the holder to one vote on all matters to be acted on at the Meeting.

Except as noted below, to the knowledge of the directors and executive officers of New Gold, as at the date of this Circular, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of New Gold. According to public filings with the United States Securities and Exchange Commission, at December 31, 2017, Van Eck Associates Corporation had control of 80,228,183 common shares of New Gold, which represents approximately 14% of the issued and outstanding shares.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

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BUSINESS OF THE MEETING

1.	Receiving the Audited Consolidated Financial Statements

New Gold’s consolidated financial statements, including the auditor’s report thereon, for the year ended December 31, 2017 will be placed before the Meeting. The audited consolidated financial statements are available on New Gold’s website at www.newgold.com, SEDAR at www.sedar.com and EDGAR at www.sec.gov. Printed copies will be mailed to registered shareholders and Non-Registered Shareholders who requested them. For information on how to request a printed copy of New Gold’s audited consolidated financial statements, please see “Meeting Materials” on page 3 of this Circular.

2.	Board Size Resolution

The Company’s Articles require that the board of directors (the “Board”) of New Gold consist of the greater of three directors or the number set by ordinary resolution. At the Meeting, the seven persons named below will be proposed for election as directors of the Company.  New Gold is asking shareholders to set, by ordinary resolution, the number of directors of the Company at seven.

Unless directed otherwise in the form of proxy, the persons named in the form of proxy intend to vote FOR setting the Board size at seven persons.

3.	Election of Directors

At the Meeting, the seven persons named below will be proposed for election to the Board (“Nominees”). Five of the seven Nominees (71%) are independent, which is greater than the proportion of independent directors currently on the Board.

Over the course of 2017 and 2018, the Board has undertaken a renewal process, with a view to replacing long-tenured directors and also streamlining the size of the Board. As part of that process, Marilyn Schonberner joined the Board in June 2017 and two new proposed directors, Gillian Davison and Margaret Mulligan, were identified, both of whom are included in the list of Nominees. In addition, Vahan Kololian, Martyn Konig and Randall Oliphant will not be standing for re-election at the Meeting. They have each served on the Board for almost nine years (in addition to serving as directors of one of the Company’s predecessors, Western Goldfields Inc.) and agreed not to stand for re-election in order to facilitate the Board renewal. Kay Priestly will also not be standing for re-election due to her other commitments. The Company thanks Messrs. Kololian, Konig and Oliphant and Ms. Priestly for their valuable contributions over the years that have helped build and shape New Gold. Because Messrs. Kololian, Konig and Oliphant and Ms. Priestly are currently on the Board, they are included in disclosure about the current Board in this Circular.

Unless authority to do so is withheld, the persons named in the form of proxy intend to vote FOR the election of each of the Nominees.

Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason before the Meeting, the persons named in the proxy reserve the right to nominate and vote for the election of another individual at their discretion. Each director elected will hold office until the close of the first annual meeting of shareholders of New Gold following his or her election or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of New Gold.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

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The Board has adopted an Advance Notice Policy for the nomination of directors in certain circumstances. A copy of the Advance Notice Policy is available on New Gold’s website at www.newgold.com. As of the date of this Circular, the Company has not received notice of any director nominations in connection with the Meeting.

The Board has adopted a Majority Voting Policy which stipulates that if a Nominee receives a greater number of votes “withheld” from his or her election than votes “in favour” of his or her election, the Nominee will submit his or her resignation promptly after such meeting (to take effect upon acceptance by the Board) for consideration by the Corporate Governance and Nominating Committee. After reviewing the matter, the Corporate Governance and Nominating Committee will make a recommendation to the Board, and the Board’s subsequent decision will be publicly disclosed (with reasons for its decision in the event the Board declines to accept the resignation). The Nominee will not participate in any Corporate Governance and Nominating Committee or Board deliberations regarding the resignation offer. The Majority Voting Policy does not apply in circumstances involving contested director elections. A copy of the Majority Voting Policy is available on New Gold’s website at www.newgold.com.

The following pages contain brief biographies for each of the Nominees. The information provided includes the following for each Nominee: their principal occupation; description of their principal occupation, business or employment within the past five years; details of residence; independence status; age; date they first became a director of New Gold; areas of expertise; and number of common shares, other securities, share units and stock options of New Gold beneficially owned directly or indirectly, or over which control or direction is exercised by the Nominee as at March 7, 2018. The biographies have each been reviewed by the respective Nominee.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

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United Kingdom Age: 46 Proposed New Director Independent

Gillian Davidson

Gillian Davidson has 20 years of experience as an internal and external advisor to companies and other organizations regarding sustainability, social license and community relations. Most recently, Dr. Davidson was the Head of Mining and Metals for the World Economic Forum from 2014 to 2017, where she led global and regional engagement and multi-stakeholder initiatives to advance responsible and sustainable mining. From 2008 to 2014, she was Director of Social Responsibility at Teck Resources Limited, supporting social and environmental commitments and performance across the mining lifecycle. Before joining Teck, Dr. Davidson held roles related to community development, environment and natural resources as a consultant and in government. Dr. Davidson presently serves as a director on the board of Lydian International Limited. Dr. Davidson has an Honours Master of Arts in Geography from the University of Glasglow, a PhD in Development Economics and Economic Geography from the University of Liverpool and is an alumnus of the Governor General of Canada’s Leadership Conference. Dr. Davidson’s principal occupation is as a consultant.

Securities Held(1)
	Number of Common Shares	Number of DSUs	Number of Options	Total at-risk value of securities held(2)
March 7, 2018	-	-	-	-

Ms. Davidson, who has been nominated for election to the Board for the first time at the Meeting, has until April 2021 to achieve compliance with the Company’s Share Ownership Guidelines.

Areas of Expertise	Director Election – Voting Results(3)
Mining Industry and Operations; Corporate Governance; Health, Safety, Environment and/or Risk Management; Public Company Board; Government Relations and/or Legal.	Year	For	Withheld
Not applicable

Board and Committee Membership and Attendance 2017(4)	Other Public Directorships
Not applicable	Lydian International Limited	Since 2016

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

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Alberta, Canada Age: 64 Director since July 8, 2008 Independent

JAMES ESTEY

James Estey is the retired Chairman of UBS Securities Canada Inc. and has over 30 years of experience in the financial markets. He is Chair of the Board of Gibson Energy Inc. and of PrairieSky Royalty Ltd. Mr. Estey also serves on the Advisory Board of the Edwards School of Business. Mr. Estey’s principal occupation is as a Corporate Director.

Securities Held(1)
	Number of Common Shares	Number of DSUs	Number of Options	Total at-risk value of securities held(2)
March 7, 2018	397,585	118,177	228,347	$1,282,732
March 10, 2017	549,585	97,143	223,186	$1,879,206
Change	(152,000)	21,034	5,161	$(596,474)

Meets the Company’s Share Ownership Guidelines.

Areas of Expertise	Director Election – Voting Results(3)
Capital Markets and Accounting; Corporate Governance; Public Company Board; Strategic Planning and M&A.	Year	For	Withheld
	2017	93.6%	6.4%
	2016	99.6%	0.4%
	2015	99.5%	0.5%

Board and Committee Membership and Attendance 2017(4)		Other Public Directorships
Board	9 of 9	Gibson Energy Inc.	Since 2011
Compensation Committee	3 of 3	PrairieSky Royalty Ltd.	Since 2014

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

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Ontario, Canada Age: 59 Proposed New Director Independent

Margaret Mulligan

Margaret (Peggy) Mulligan has over 35 years of experience in audit and finance. From 2008 to 2010, Ms. Mulligan was the Executive Vice President and Chief Financial Officer of Biovail Corporation and from 2005 to 2007 she was the Executive Vice President and Chief Financial Officer of Linamar Corporation. From 1994 to 2004, Ms. Mulligan was the Senior Vice President, Audit and Chief Inspector and then the Executive Vice President, Systems and Operations of The Bank of Nova Scotia. Before joining Scotiabank, she was an Audit Partner with PricewaterhouseCoopers. She holds a Bachelor of Math (Honours) from the University of Waterloo and is a Chartered Professional Accountant, FCPA, CA. Ms. Mulligan also serves as a director on the boards of Canadian Western Bank, ClearStream Energy Services Inc. and Ontario Power Generation, as well as the Ladies Professional Golf Association. Ms. Mulligan’s principal occupation is a Corporate Director.

Securities Held(1)
	Number of Common Shares	Number of DSUs	Number of Options	Total at-risk value of securities held(2)
March 7, 2018	-	-	-	-

Ms. Mulligan, who has been nominated for election to the Board for the first time at the Meeting, has until April 2021 to achieve compliance with the Company’s Share Ownership Guidelines.

Areas of Expertise	Director Election – Voting Results(3)
Capital Markets and Accounting; Corporate Governance; Health, Safety, Environment and/or Risk Management; Public Company Board; Talent Management; Strategic Planning and M&A; Government Relations and/or Legal.	Year	For	Withheld
Not applicable

Board and Committee Membership and Attendance 2017(4)	Other Public Directorships
Not applicable	Canada Western Bank	Since 2017
	ClearStream Energy Services Inc.	Since 2014

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

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Ontario, Canada Age: 61 Director since April 27, 2016 Independent

Ian Pearce

Ian Pearce is the Chair of the Board of New Gold. Mr. Pearce has over 25 years of experience in the mining industry. From 1993 to 2003, Mr. Pearce held progressively more senior engineering and project management roles with Fluor Inc., including managing numerous significant development projects in the extractive sector. From 2003 to 2006, Mr. Pearce held executive roles at Falconbridge Limited, including Chief Operating Officer, and he subsequently served as Chief Executive Officer of Xstrata Nickel, a subsidiary of Xstrata plc, from 2006 to 2013. From 2013 to 2017, Mr. Pearce was a partner of X2 Resources, a private partnership focused on building a mid-tier diversified mining and metals group. Mr. Pearce currently serves as the Chair of the Board of Nevsun Resources Ltd. and MineSense Technologies Ltd., a technology company seeking to improve the ore extraction and recovery process, as well as a director of Outotec Oyj. He holds a Higher National Diploma in Engineering (Mineral Processing) and a Bachelor of Science degree from the University of the Witwatersrand in South Africa. Mr. Pearce’s principal occupation is as a Corporate Director.

Securities Held(1)
	Number of Common Shares	Number of DSUs	Number of Options	Total at-risk value of securities held(2)
March 7, 2018	27,200	63,850	117,198	$226,447
March 10, 2017	27,200	13,369	49,172	$117,814
Change	-	50,481	68,026	$108,633

Mr. Pearce joined the New Gold Board in April 2016. As a result, he has until April 2019 to achieve compliance with the Company’s Share Ownership Guidelines.

Areas of Expertise	Director Election – Voting Results(3)
Mining Industry and Operations; Corporate Governance; Health, Safety, Environment and/or Risk Management; Public Company Board; Talent Management; Strategic Planning and M&A.	Year	For	Withheld
	2017	96.9%	3.1%
	2016	99.6%	0.4%
	2015	N/A	N/A

Board and Committee Membership and Attendance 2017(4)		Other Public Directorships
Board, Chair	9 of 9	Outotec Oyj	Since 2015
Compensation Committee, Chair	2 of 2	Nevsun Resources Ltd.	Since 2017
HSE and CSR Committee	2 of 2
Corporate Governance and Nominating Committee	2 of 2

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

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Ontario, Canada Age: 38 Director since 2017 Non-Independent

HANNES PORTMANN

Hannes Portmann is President and Chief Executive Officer of New Gold. Mr. Portmann joined the Company in 2009 following its merger with Western Goldfields Inc. with the primary focus of leading New Gold’s corporate development and investor relations teams. Since that time, he has taken on progressively more responsibility for other facets of the business, and was appointed Executive Vice President of Business Development in December 2015 with added responsibility for human resources and exploration, and most recently was appointed President and Chief Executive Officer of New Gold in January 2017. Previously, Mr. Portmann held roles in the Merrill Lynch Investment Banking Mining Group and in the assurance and advisory practices of PricewaterhouseCoopers LLP. Mr. Portmann holds a Bachelor of Science in Mining Engineering from Queen’s University, a Masters of Management and Professional Accounting from the Rotman School of Management, University of Toronto and is a Chartered Professional Accountant, CPA, CA.

Securities Held(1)
	Number of Common Shares	Number of PSUs(5)	Number of Options	Total at-risk value of securities held(2)
March 7, 2018	113,227	399,000	1,403,913	$1,273,941
March 10, 2017	94,335	298,000	940,000	$1,233,905
Change	18,892	101,000	463,913	$40,036

Mr. Portmann was appointed President in December 2016. As a result, he has until December 2019 to achieve compliance with the Company’s Share Ownership Guidelines.

Areas of Expertise	Director Election – Voting Results(3)
Mining Industry and Operations; Capital Markets and Accounting; Strategic Planning and M&A.	Year	For	Withheld
	2017	99.5%	0.5%
	2016	N/A	N/A
	2015	N/A	N/A

Board and Committee Membership and Attendance 2017(4)		Other Public Directorships
Board	6 of 6	None

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

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Alberta, Canada Age: 58 Director since June 20, 2017 Independent

Marilyn Schonberner

Marilyn Schonberner is the Chief Financial Officer and Senior Vice President, and an Executive Director, of Nexen Energy ULC. In that role, she is responsible for the overall financial management of Nexen, including accounting, audit, tax, planning, treasury and insurance. Ms. Schonberner joined Nexen in 1997 and since that time has held positions of increasing responsibility including General Manager of Human Resources Services; Director of Corporate Audit; Director of Business Services U.K.; and Treasurer and Vice President of Corporate Planning. Prior to joining Nexen, she spent over 15 years in finance, strategic planning and organization development in the energy sector and as a consultant. Ms. Schonberner holds a Bachelor of Commerce from the University of Alberta and a Master of Business Administration from the University of Calgary. She is a CPA, CMA and a Certified Internal Auditor. Ms. Schonberner completed the Senior Executive Development Programme at the London Business School and is currently enrolled in the Directors Education Program at the Institute of Directors.

Securities Held(1)
	Number of Common Shares	Number of DSUs	Number of Options	Total at-risk value of securities held(2)
March 7, 2018	-	33,954	-	$84,446
March 10, 2017	-	-	-	-
Change	-	33,954	-	$84,446

Ms. Schonberner joined the New Gold Board in June 2017. As a result, she has until June 2020 to achieve compliance with the Company’s Share Ownership Guidelines.

Areas of Expertise	Director Election – Voting Results(3)
Capital Markets and Accounting; Corporate Governance; Health, Safety, Environment and/or Risk Management; Talent Management; Strategic Planning and M&A.	Year	For	Withheld
Not applicable

Board and Committee Membership and Attendance 2017(4)		Other Public Directorships
Board	5 of 5	Wheaton Precious Metals Corporation	Since 2018

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

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Virginia, United States Age: 71 Director since June 1, 2009 Non-Independent

RAYMOND THRELKELD

Raymond Threlkeld has over 30 years of mineral industry experience. He served as Interim Chief Operating Officer of New Gold from December 19, 2016 to September 1, 2017. From 2009 to 2013, Mr. Threlkeld was the President and Chief Executive Officer of Rainy River Resources Ltd. From 2005 to 2009, Mr. Threlkeld was the Chief Operating Officer of Silver Bear Resources Inc. From 2006 to 2009, he was the President and Chief Executive Officer of Western Goldfields Inc. From 1996 to 2005, Mr. Threlkeld held various senior management positions in precious metal mine development with Barrick Gold Corporation and Coeur d’Alene Mines Corporation including in connection with the development of the Pierina Mine in Peru, the Bulyanhulu Mine in Tanzania and the Veladero Mine in Argentina. Mr. Threlkeld has had exploration acquisition success in the western United States in addition to his management and project development experience. Mr. Threlkeld currently serves on the boards of directors of Euromax Resources Ltd., Kirkland Lake Gold Ltd. and Northern Empire Resources Corp. Mr. Threlkeld holds a Bachelor of Science in Geology from the University of Nevada Mackay School of Earth Sciences and Engineering. Mr. Threlkeld’s principal occupation is a Corporate Director and consultant on natural resource development.

Securities Held(1)
	Number of Common Shares	Number of DSUs	Number of Options	Total at-risk value of securities held(2)
March 7, 2018	154,234	79,766	198,586	$581,973
March 10, 2017	154,234	58,732	223,186	$619,543
Change	-	21,034	-24,600	$(37,570)

Meets the Company’s Share Ownership Guidelines.

Areas of Expertise	Director Election – Voting Results(3)
Mining Industry and Operations; Capital Markets and Accounting; Health, Safety, Environment and/or Risk Management; Public Company Board; Strategic Planning and M&A.	Year	For	Withheld
	2017	97.6%	2.4%
	2016	99.5%	0.5%
	2015	91.0%	9.0%

Board and Committee Membership and Attendance 2017(4)		Other Public Directorships
Board	9 of 9	Euromax Resources Ltd.	Since 2016
HSE and CSR Committee, Chair	2 of 2	Kirkland Lake Gold Ltd.	Since 2016
		Northern Empire Resources Corp.	Since 2017

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

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(1)	Information regarding the securities held by each Nominee, including the number of common shares beneficially owned directly or indirectly or over which control or direction is exercised, has been provided by the relevant Nominee.

(2)	Represents the total at-risk value of all common shares, DSUs, PSUs and Options (each as defined below) held by the respective Nominees as at March 7, 2018.

The at-risk value as at March 7, 2018 was calculated as follows: (a) the at-risk value of common shares was calculated using the closing price of the Company’s common shares on the Toronto Stock Exchange (“TSX”) on March 7, 2018 of C$3.22; (b) the at-risk value of DSUs and PSUs was calculated by multiplying the number of DSUs and/or PSUs held by the closing price of the Company’s common shares on the TSX on March 7, 2018 of C$3.22; and (c) the at-risk value of unexercised Options was calculated using the closing price of the Company’s common shares on the TSX on March 7, 2018 of C$3.22 and subtracting the exercise price of the in-the-money Options. These amounts were then converted at an exchange rate of US$1.00 = C$1.2947, being the average daily rate quoted by the Bank of Canada on March 7, 2018.

The following table shows a breakdown of the at-risk value at March 7, 2018 for each type of security held by the Nominees:

Name	At-risk value of Common Shares ($)	At-risk value of DSUs or PSUs ($)	At-risk value of Options ($)
Gillian Davidson	-	-	-
James Estey	988,819	293,914	-
Margaret Mulligan	-	-	-
Ian Pearce	67,648	158,799	-
Hannes Portmann	281,603	992,338	-
Marilyn Schonberner	-	84,446	-
Raymond Threlkeld	383,590	198,383	-

The at-risk value as at March 10, 2017 was calculated as follows: (a) the at-risk value of common shares was calculated using the closing price of the Company’s common shares on the TSX on March 10, 2017 of C$3.91; (b) the at-risk value of DSUs and PSUs was calculated by multiplying the number of DSUs or PSUs held by the closing price of the Company’s common shares on the TSX on March 10, 2017 of C$3.91; and (c) the at-risk value of unexercised Options was calculated using the closing price of the Company’s common shares on the TSX on March 10, 2017 of C$3.91 and subtracting the exercise price of the in-the money Options. These amounts were then converted at an exchange rate of US$1.00 = C$1.3464, being the noon rate quoted by the Bank of Canada on March 10, 2017.

(3)	Annual voting results for the last three years in which the Nominee was nominated for election to the Board.

(4)	Attendance by each director at Board and Committee meetings is based on the number of meetings held during the period of the calendar year during which the director was a member of the Board and/or the applicable Committee. For more information on changes in Committee membership in 2017 see the section titled “Meetings of the Board and Committees of the Board” on page 64.

(5)	On the Entitlement Date (as defined below) of the PSUs, the cash payment and/or number of shares to be issued in satisfaction of the PSU will vary from 50% to 150% of the number of PSUs granted, based on the Achieved Performance (as defined below).

Cease Trade Orders or Bankruptcies

As at the date of this Circular, no Nominee is, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company (including New Gold) that:

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an Order that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

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As at the date of this Circular, no Nominee:

(i)	is, or has been within the past ten years, a director or executive officer of any company (including New Gold) that, while the Nominee was acting in that capacity, or within a year of the Nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(ii)	has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee; or

(iii)	has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Additional Information Regarding the Board

For additional information regarding New Gold’s Board, including compensation and corporate governance practices, see “Statement of Director Compensation” and “Corporate Governance Practices”.

4.	Appointment of Auditor

Shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution to appoint Deloitte LLP as auditor of New Gold to hold office until the close of the next annual meeting of shareholders of New Gold. It is also proposed that shareholders authorize the directors to fix the remuneration to be paid to the auditor. Deloitte LLP has been the auditor of New Gold (or its predecessors) since 2007. Additional information with respect to the Company’s auditor can be found in New Gold’s latest Annual Information Form available at www.sedar.com.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the appointment of Deloitte LLP as auditor of New Gold until the close of the next annual meeting of shareholders of New Gold and to authorize the directors to fix their remuneration.

5.	Say on Pay Advisory Vote

The Board has adopted a policy that provides for an annual advisory shareholder vote on executive compensation, known as “Say on Pay”. The Say on Pay Policy is designed to enhance accountability for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the Board’s approach to executive compensation through an annual non-binding advisory vote. The Company will disclose the results of the vote as part of its report on voting results for each annual general meeting. The results will not be binding; the Board will remain fully responsible for its compensation decisions and will not be relieved of these responsibilities by the advisory vote. However, the Board will take the results into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to modify the level and nature of their engagement with shareholders.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

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If the advisory resolution is not approved by a majority of the votes cast at an annual meeting, the Board will consult with shareholders (particularly those who are known to have voted against the resolution) in order to understand their concerns, and will review New Gold’s approach to compensation in the context of those concerns. Results from the Board’s review will be discussed in New Gold’s management information circular for the following year.

Shareholders are encouraged to review and consider the detailed information regarding New Gold’s approach to compensation under the heading “Statement of Executive Compensation” on page 20.

At the Meeting, shareholders will be asked to consider the following non-binding advisory resolution on the acceptance of New Gold’s approach to executive compensation, known as “Say on Pay”. The resolution conforms to the form of resolution recommended by the Canadian Coalition for Good Governance. Shareholders may vote for or against the following resolution:

“BE IT RESOLVED THAT on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept the Board’s approach to executive compensation disclosed under the section entitled “Statement of Executive Compensation” in the Management Information Circular of the Company dated March 16, 2018 delivered in advance of the Meeting.”

The Board and management recommend the adoption of the Say on Pay advisory resolution. Shareholders who vote against the resolution are encouraged to contact the Board using the contact information provided under the heading “Contacting the Board of Directors” on page 67.

Unless directed otherwise in the form of proxy, the persons named in the accompanying proxy intend to vote FOR the Say on Pay advisory resolution.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477 or email contactus@kingsdaleadvisors.com.

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STATEMENT OF EXECUTIVE COMPENSATION

Compensation Governance

Compensation Philosophy and Objectives

New Gold is an intermediate gold producer with a portfolio of assets in Canada, the United States, Mexico and Australia. To achieve its growth strategy, New Gold focuses on:

•	delivering on operational targets (safety, cost, production, environment and social responsibility);

•	maintaining a strong financial position;

•	internal growth through project development and continuous improvement of existing operations; and

•	external growth through value enhancing merger and acquisition opportunities.

New Gold’s executive compensation philosophy and objectives are designed to support these areas of focus. The compensation program is designed to provide the flexibility necessary to accommodate the needs of New Gold in the different business conditions in which it operates. The Company’s executive compensation philosophy is to focus on bonuses and long term incentives to reward performance while benchmarking base salaries to the median of market compensation, which means that executive officers should not expect automatic annual salary increases.

The objectives of New Gold’s executive compensation program are:

•	attracting and retaining talented executives;

•	rewarding individual and corporate performance; and

•	aligning executive compensation with shareholders’ interests.

Composition and Role of the Compensation Committee

The Compensation Committee is comprised of Ian Pearce (Chair), James Estey and Kay Priestly, each of whom is an independent director. Collectively, the Compensation Committee members have extensive compensation-related experience in the mining and finance sectors both as senior executives and as members of the boards of directors and committees of other public and private corporations:

•	Mr. Pearce is the Chair of New Gold. He is also the Chair of Nevsun Resources Ltd. and MineSense Technologies Ltd. and a director of Outotec Oyj. He previously held senior executive positions at Falconbridge Limited and served as Chief Executive Officer of Xstrata Nickel.

•	Mr. Estey is the Chairman of Gibson Energy Inc. and of PrairieSky Royalty Ltd. (in addition to serving on the committees responsible for compensation at both companies), and the former Chairman of UBS Securities Canada Inc.

•	Ms. Priestly is a director of TechnipFMC plc and has previously held senior executive positions with Rio Tinto plc, Turquoise Hill Resources Ltd. and Arthur Andersen LLP (where she served as Managing Partner, People).

Each member draws on his or her respective management and governance experience to provide relevant governance and compensation-related expertise to the Company’s executive compensation policies and practices.  The Board is confident that the collective experience of the Compensation Committee members ensures that the Committee has the knowledge and experience to execute its mandate effectively and to make executive compensation decisions in the best interests of the Company.

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The role of the Compensation Committee is to assist the Board in approving and monitoring the Company’s guidelines and practices with respect to compensation and benefits, as well as administering the Company’s equity-based compensation plans. The Compensation Committee’s responsibilities include, among other things:

•	ensuring that the Company has programs to attract and develop executive officers of the highest calibre;

•	reviewing corporate goals and objectives relevant to the compensation of executive officers and making recommendations to the Board regarding such goals and objectives;

•	recommending to the Board the annual salary, bonus and other compensation of executive officers based on performance against the goals and objectives approved by the Board;

•	reviewing succession plans for the Company’s executive officers and reporting to the Board on succession planning; and

•	establishing a clear and concise compensation philosophy for the Company.

The Compensation Committee is also responsible for developing the annual performance review for the President and Chief Executive Officer and providing its recommendations to the Board. The Board assesses the effectiveness of the President and Chief Executive Officer in attaining New Gold’s corporate objectives, budgets and milestones.

Benchmarking

It is the Company’s intention to provide total direct compensation packages to its executive officers that are competitive with those of its industry peers in order to ensure its executive officers are appropriately rewarded and retained. To assess the competitiveness of New Gold’s executive compensation packages and practices, the Compensation Committee compares the Company to a peer group of similar companies in the gold mining industry.

The 2017 peer group consists of the nine companies listed below (the “Peer Group”). The Peer Group was selected based on the criteria listed below, which are all applicable to each Peer Group company. Kirkland Lake Gold Ltd. and Torex Gold Resources Inc. were added to the Peer Group in 2017 as they fit the selection criteria. Agnico-Eagle Mines Limited and Kinross Gold Corporation were removed as their revenue and/or market capitalization were above the range considered.

2017 Peer Group Companies		Peer Group Criteria:
Alamos Gold Inc.	IAMGold Corporation	✓ gold mining company ✓ comparable market capitalization ✓ comparable revenue ✓ head office in Canada
B2 Gold Corp.	Kirkland Lake Gold Ltd.
Centerra Gold Inc.	Torex Gold Resources Inc.
Detour Gold Corporation	Yamana Gold Inc.
Eldorado Gold Corporation

The Compensation Committee considered Peer Group compensation for comparable roles in reviewing and recommending executive compensation for 2017.

Compensation Consultants

Independent compensation consultants assist New Gold by providing information on the executive compensation packages and practices of both Peer Group companies and the broader market, as well as providing analysis of general trends and practices in executive compensation.

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In 2017, Mercer LLC (“Mercer”) provided New Gold with market compensation benchmarking data for executive level positions. Logan Human Resources Management Inc. (“Logan HR”) provided analysis of the Peer Group’s executive compensation packages, long-term incentive plans and board of directors’ compensation. Mercer and Logan HR provided similar services in 2016. Fees paid to Mercer and Logan HR for these compensation-related services are set out in the table below. They were each originally retained in 2013.

In addition to the executive compensation assistance described above, Mercer and Logan HR also provided other services to the Company in 2016 and 2017. Mercer provided salary surveys related to mining and general industries for non-executive employees. In 2016, the Company also used Mercer’s compensation localizer tool to generate compensation information for the relocation of certain employees. Logan HR did not provide other services to New Gold in 2017, however, in 2016, Logan HR provided career transition services to various former employees. Fees paid for these other services are set out in the table below.

The provision of these additional services did not require pre-approval of the Board or the Compensation Committee. The fees paid for all services provided by Mercer and Logan HR in 2016 and 2017 are set out in the table below.

Consultant	Year	Fees for executive and director compensation related services ($)	Fees for all other services ($)
Mercer	2017	15,016	4,466
	2016	15,375	11,389
Logan HR	2017	8,971	-
	2016	9,746	12,693

Compensation Risk Management and Mitigation

The Compensation Committee considers the implications and risks of the Company’s executive compensation program as part of making its compensation recommendations to the Board and in carrying out its responsibilities generally. When a significant change in the design of the executive compensation program is contemplated, the Compensation Committee engages independent compensation consultants to review the executive compensation policies and practices and identify areas of potential risk. In particular, the Committee wishes to ensure that executives are not incented to take inappropriate or excessive risks.

The Compensation Committee has not identified any risks in the Company’s existing compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company.

Some of the risk-mitigating features of New Gold’s executive compensation program are set out below:

Balanced Compensation Mix

Executive compensation packages are designed to balance fixed and variable compensation as well as short and long-term incentives. This mix rewards both short and long-term performance, while providing a fixed base compensation through salary, which helps to mitigate the risk of encouraging short-term goals at the expense of long-term sustainability and creating shareholder value.

Board and Compensation Committee Discretion

The year-end compensation review process allows the Compensation Committee and the Board to take into account factors not considered in the Company Scorecard (as defined below) when considering annual performance-based bonuses and long-term incentives. These additional factors may include value-enhancing additional key results and

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achievements and the share price performance shareholders experienced during the year. Taking such additional factors into account, the Compensation Committee and the Board may adjust awards upwards or downwards to ensure better alignment of executive compensation with Company performance and shareholder returns.

Say on Pay Policy

The Company has adopted a say on pay policy that requires it to have a non-binding advisory vote at each year’s annual meeting to give shareholders an opportunity to provide their views on New Gold’s approach to executive compensation. At the Company’s last annual meeting of shareholders on April 27, 2017, 91.38% of votes cast voted in favor of the Say on Pay advisory resolution and 8.62% voted against.

Anti-Hedging Policy for Directors and Executive Officers

The Company has adopted a formal policy that prohibits executive officers and directors from purchasing financial instruments that are designed to hedge or offset a decrease in the market value of common shares or other securities of the Company held by the executive officer or director.

Executive Compensation Clawback Policy

The Company has adopted an executive compensation clawback policy, which allows the Board to require reimbursement of excess bonus and equity-based compensation paid or granted to the President and Chief Executive Officer or the Chief Financial Officer after adoption of the policy in certain circumstances where the Company is required to restate its financial statements, the executive engaged in fraud or willful misconduct which caused or significantly contributed to the reason for the restatement, and the bonus and equity-based compensation paid to the executive would have been lower had it been based on the restated financial statements.

Share Ownership Guidelines

To better align executive compensation with shareholders’ interests, the Board has approved share ownership guidelines for the President and Chief Executive Officer as well as the Company’s directors (“Share Ownership Guidelines”). The Share Ownership Guidelines require New Gold’s President and Chief Executive Officer to own an amount of common shares, PSUs and RSUs (but not Options) equivalent in value to at least three times his base salary; a requirement that must be met within three years of his appointment. As Mr. Portmann was appointed President on December 19, 2016, he has until December 19, 2019 to comply with the Share Ownership Guidelines. Refer to the section titled “Share Ownership Guidelines for Directors” on page 53 of this Circular for more information about the Share Ownership Guidelines with respect to the Company’s directors. While Mr. Portmann is the only NEO subject to the Share Ownership Guidelines, all the NEOs hold common shares and/or PSUs, which align their interests with those of shareholders. The following table shows the number of common shares and PSUs held by each NEO, as well as the value of those common shares and PSUs as at December 31, 2017.

Name	Number of Common Shares Held	Number of PSU Held (1)	Total Value of Common Shares and PSUs (2)	Multiple of Base Salary (3)
Hannes Portmann (4)	113,227	399,000	$1,686,327	2.7x
Paula Myson	-	50,000	$164,607	0.4x
Lisa Damiani	22,988	281,000	$1,000,774	3.1x
Cory Atiyeh	30,376	129,100	$525,019	1.7x
Mark Petersen	45,938	172,000	$717,484	2.5x

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(1)	On the Entitlement Date (as defined below) of the PSUs, the cash payment and/or number of shares to be issued in satisfaction of the PSUs will vary from 50% to 150% of the number of PSUs granted, based on the Achieved Performance (as defined below).

(2)	Total value of common shares and PSUs is calculated by multiplying the number of common shares or PSUs held by the closing price of New Gold’s common shares on the TSX on December 29, 2017 of C$4.13 and converted at an exchange rate of US$1.00 = C$1.2545, being the average daily rate quoted by the Bank of Canada on December 29, 2017.

(3)	Calculated using the base salary stated in the Summary Compensation Table on page 38, except for Ms. Myson where her full year base salary was used rather than the amount actually received for the portion of the year during which Ms. Myson was an officer. See footnote 2 to the Summary Compensation Table on page 38.

(4)	Mr. Portmann has until December 19, 2019 to comply with the Share Ownership Guidelines.

Succession Planning for Executive Officers

The Company has a formal succession planning process for its executive officers. As part of this process, the Compensation Committee conducts an annual review of the succession plan for the Company’s executive officers and reports to the Board on succession planning. The entire Board is responsible for working with the Compensation Committee to evaluate and nominate a potential successor to the position of President and Chief Executive Officer in accordance with the succession plan.

The Compensation Committee most recently reviewed the succession plans for the Company’s executive officers on February 20, 2018. As part of its review process, the committee identified potential successors and evaluated the readiness of such potential successors to assume the relevant position.

Compensation Discussion and Analysis

Named Executive Officers

The five individuals profiled on the following five pages are referred to in this Circular as the named executive officers (“NEOs”). The profile for each NEO includes a description of his or her role and responsibilities at New Gold, as well as details of his or her direct compensation for 2017 and the prior two years. For additional details regarding the compensation paid to NEOs, including how the figures were calculated, refer to the Summary Compensation Table on page 38 of this Circular.

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HANNES PORTMANN

President and Chief Executive Officer

Mr. Portmann has been working with mining companies in a financial capacity since his career began, including acting in advisory roles on merger and acquisition mandates as well as equity and debt offerings at Merrill Lynch prior to joining New Gold.

As President and Chief Executive Officer, Mr. Portmann is responsible for leadership and overall management of the Company, including developing and executing on current and long-term objectives, delivering strong results, fostering a high performance culture consistent with New Gold’s values and acting as a key corporate representative in dealing with stakeholders groups.

Key 2017 Results

•      Drove significant personnel changes at senior levels of the company, both at Rainy River and corporately, to support successful completion of construction at Rainy River and delivery of strong operational results

•      Completed fulsome review of corporate strategy with leadership team which was presented to, and supported by, the Board of Directors

•      Held leadership offsite focused on team building and a recommitment to the company’s five core values

•      Continued open and effective communication with company stakeholders

•      Led in a manner consistent with New Gold’s values

Elements of Direct Compensation

•      Mr. Portmann’s annual performance-based awards for 2017 were based 80% on corporate performance and 20% on personal performance.

•      Mr. Portmann’s 2017 bonus and long term incentive award were 82% and 158% of his salary, respectively.

Direct Compensation	2017	2016	2015
Fixed compensation
Salary	$616,048(1)	$302,206	$258,489
Variable compensation
Bonus	$502,079	$302,206	$156,660
Long term incentives
PSU award	$496,774	$260,298	$350,114
Stock Option award	$478,508(1)	$270,463	$157,407
Total direct compensation	$2,093,409	$1,135,173	$922,670

(1)	Mr. Portmann elected to receive C$150,000 of his 2017 salary in Options and was granted 107,913 Options on March 20, 2017. This amount is included in the “Salary” amount in the table above and is not included in the “Stock Option award” amount, which comprises the 456,000 Options granted to Mr. Portmann on December 18, 2017 in respect of 2017 performance.

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Paula Myson

Executive Vice President and Chief Financial Officer

Ms. Myson has over 25 years of experience in finance, treasury, corporate development, investor relations and risk management in public companies. Ms. Myson is a Chartered Financial Analyst and a Certified Professional in Investor Relations.

At New Gold Ms. Myson is responsible for financial reporting, taxation, finance, treasury, metals marketing and financial risk management. Ms. Myson is a key representative with our bank syndicate and bondholders.

Key 2017 Results

•      Led restructuring of finance and technology functions

•      Collaborated with CEO in the review and reduction of corporate costs

•      Led the Finance group in maintaining a disciplined financial control environment

•      Led the integration of a new operation into reporting and control environments

•      Management of overall liquidity

Elements of Direct Compensation

•      Ms. Myson’s annual performance-based awards for 2017 were based 70% on corporate performance and 30% on personal performance.

•      Ms. Myson’s 2017 bonus and long term incentive award were 86% and 126%(1) of her salary, respectively.

Direct Compensation	2017	2016	2015
Fixed compensation
Salary	$120,322	-	-
Variable compensation
Bonus	$103,188	-	-
Long term incentives
PSU award	$77,808(1)	-	-
Stock Option award	$73,455(1)	-	-
Total direct compensation	$374,773	-	-

(1)	Ms. Myson’s long term incentive award comprises the 70,000 Options and 26,000 PSUs she was granted on December 18, 2017 in respect of 2017 performance and excludes the 44,117 Options and 24,000 PSUs she was granted on September 14, 2017 in connection with her appointment as Executive Vice President and Chief Financial Officer.

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LISA DAMIANI

Vice President, General Counsel and Corporate Secretary

Ms. Damiani has over 20 years of experience in corporate and securities law and mergers and acquisitions with a focus on the mining sector and has received extensive recognition in the industry.

At New Gold, Ms. Damiani is responsible for the legal and corporate governance functions of the Company, in addition to government relations, including indigenous groups.

Key 2017 Results

•      Led the legal group in managing New Gold’s legal risks and potential disputes

•      Assumed responsibility for government relations portfolio, including indigenous groups, in expanded role

•      Led negotiation and completion of three additional Participation Agreements with First Nations at Rainy River

•      Assumed oversight of efforts to obtain Schedule 2 amendment, with amendment promulgated in September 2017

•      Key role in the $173 million equity financing, $300 million debt refinancing, $65 million sale of El Morro stream and agreement to sell Peak Mines for $58 million

Elements of Direct Compensation

•      Ms. Damiani’s annual performance-based awards for 2017 were based 60% on corporate performance and 40% on personal performance.

•      Ms. Damiani’s 2017 bonus and long term incentive award were 86% and 140% of her salary, respectively.

Direct Compensation	2017	2016	2015
Fixed compensation
Salary	$327,276	$294,651	$297,642
Variable compensation
Bonus	$282,612	$294,651	$109,658
Long term incentives
PSU award	$233,424	$213,256	$315,084
Stock Option award	$224,563	$220,641	$124,262
Total direct compensation	$1,067,875	$1,023,199	$846,646

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Cory atiyeh

Vice President, Operations

Mr. Atiyeh has over 30 years of experience in the mining industry. He has been a General Manager of various mines in the United States and Australia, including New Gold’s Mesquite mine, of which he was the General Manager from 2006 to his appointment as Vice President, Operations in 2016.

At New Gold, Mr. Atiyeh is responsible for the Company’s operating mines.

Key 2017 Results

•      Led site teams to deliver production and cost targets that beat the Company’s guidance

•      Actively involved in successful completion of construction at Rainy River, including mill commissioning ahead of schedule at Rainy River

•      Led New Gold’s business improvement program with focus on operational efficiency and cost reduction

Elements of Direct Compensation

•      Mr. Atiyeh’s annual performance- based awards for 2017 were based 60% on corporate performance and 40% on personal performance.

•      Mr. Atiyeh’s 2017 bonus and long term incentive award were 47% and 87% of his salary, respectively.

Direct Compensation	2017	2015	2014
Fixed compensation
Salary	$309,400	$300,000	$287,000
Variable compensation
Bonus	$144,771	$168,000	$96,900
Long term incentives
PSU award	$137,660	$75,267	$137,937
Stock Option award	$132,219	$77,106	$68,095
Total direct compensation	$724,050	$620,373	$589,932

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Mark Petersen

Vice President, Exploration

Mr. Petersen is an economic geologist with over 30 years of experience that includes exploration leadership roles in major, mid-tier and junior mining companies. His track record includes the successful discovery and advancement of several precious and base metals mines for both New Gold as well as previous employers. He is a Certified Professional Geologist with the American Institute of Professional Geologists and a Registered Member of the Society for Mining, Metallurgy and Exploration.

At New Gold, Mr. Petersen is responsible for the Company’s exploration function, involving both organic and accretive growth initiatives.

Key 2017 Results

•      Led New Gold’s exploration team in the execution of disciplined growth strategy, delivering on the company’s exploration objectives on schedule and under budget

•      Guided resource and reserve growth at Rainy River, New Afton, Peak Mines and other sites

•      Principal technical advisor in the agreement to sell Peak Mines for $58 million

•      Key role formulating priorities and scope to guide leadership’s recommitment to company’s core five values

•      Secured new exploration property in central BC, Canada adding to company’s longer term growth pipeline

Elements of Direct Compensation

•      Mr. Petersen’s annual performance-based awards for 2017 were based 60% on corporate performance and 40% on personal performance.

•      Mr. Petersen’s 2017 bonus and long term incentive award were 45% and 87% of his salary, respectively.

Direct Compensation	2017	2016	2015
Fixed compensation
Salary	$291,629	$287,798	$290,000
Variable compensation
Bonus	$130,910	$139,770	$104,790
Long term incentives
PSU award	$128,682	$122,309	$210,056
Stock Option award	$124,874	$126,928	$99,409
Total direct compensation	$676,095	$676,805	$704,255

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Components of NEO Compensation

Compensation of NEOs for the year ended December 31, 2017 included base salary, annual performance-based bonus, long term incentives, consisting of stock options and PSUs, and other compensation such as retirement and health benefits. New Gold believes that all of these components of compensation fit into New Gold’s overall compensation objectives to attract and retain talented executives, reward individual and corporate performance, and align executive compensation with shareholders’ interests.

Base Salary

Base salary is a fixed component of pay that compensates NEOs for fulfilling their roles and responsibilities and aids in the attraction and retention of talented executives. To continue to attract and retain qualified and experienced executives, base salaries are reviewed annually and, if appropriate, adjusted to ensure they are generally at the median of the Company’s Peer Group. Hannes Portmann elected to receive C$150,000 of his 2017 salary in the form of options to provide further alignment with shareholders. Base salaries for the NEOs for 2017 are set out in the Summary Compensation Table on page 38.

Annual Performance-Based Bonuses

The annual performance-based bonus is a short-term variable component of compensation. It is designed to reward NEOs for individual and corporate performance that maximizes the operating and financial success of the Company. Bonuses are paid at the discretion of the Board. Target bonus amounts are established at a level designed to ensure that cash compensation for NEOs is competitive with that offered by the Peer Group. Targets are set as a percentage of base salary. The 2017 target percentages for the NEOs are set out in the table below under the heading “2017 Awards”.

Actual annual performance-based bonuses for NEOs are determined based on a number of factors, including the performance of both the Company and the individual NEO against Company and individual performance factors, with the relative weighting between corporate and personal accomplishments reflecting the NEO’s position and ability to directly impact corporate performance. The bonus is weighted 80% on Company performance and 20% on personal performance for the President and Chief Executive Officer; 70% on Company performance and 30% on personal performance for the Executive Vice President and Chief Financial Officer; and 60% on Company performance and 40% on personal performance for all other officers.

Early in the year, on the recommendation of the Compensation Committee, the Board approves a scorecard of performance factors (the “Company Scorecard”) to assess annual Company performance. The Board also approves a weighting for each factor in the Company Scorecard, expressed as a percentage amount with the total target “corporate performance rating” equal to 100%. In November and December of each year, the Compensation Committee reviews corporate performance against the Company Scorecard, as well as considering other relevant events and circumstances, to establish an overall corporate performance rating.  In general, if the performance factor is met then it is scored at the full weighting. If the performance factor is not met or if it is exceeded, then the Compensation Committee has the discretion to score the factor at less than or more than full weighting. The corporate performance rating is the sum of all these scores and can therefore be more or less than 100%. In addition, the Compensation Committee has discretion to adjust the result yielded by the Company Scorecard if appropriate. The Compensation Committee recommends the corporate performance rating to the Board for approval. The Company Scorecard for 2017, including the weighting and score for each performance factor, is set out below in the table under the heading “Company Scorecard and Individual Performance in 2017”. Individual goals for each NEO are also determined annually, and at the end of the year, the NEO’s individual performance is reviewed against these goals, as well as other relevant events and circumstances to determine a personal performance rating.

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Once proposed annual performance-based bonuses have been calculated based on the Company Scorecard, the Compensation Committee reviews the total direct compensation of the NEOs and other officers in light of other relevant factors, including benchmarking, share price performance and extraordinary events and transactions, and determines if any adjustment to any component of compensation is appropriate. If so, the Compensation Committee gives directions to enable management to prepare a revised executive compensation proposal or exercises its discretion to adjust proposed compensation upwards or downwards depending on the relevant factors. The Compensation Committee then provides feedback and further guidance as necessary to refine the proposed compensation until a final version is approved by the Compensation Committee. The Compensation Committee then recommends the executive compensation to the Board for approval.

Company Scorecard and Individual Performance in 2017

The 2017 Company Scorecard is below. Key individual results for 2017 for each NEO are described above in the section titled “Named Executive Officers” beginning on page 24.

Performance goal	Result	Weight	Score
Performance Factor: Disciplined Growth
Rainy River: Complete construction and development activities and begin production consistent with the revised January 2017 budget and schedule.	Capital cost increase and schedule delay announced in January 2017. Thereafter, capital cost consistent with the revised budget and construction and development activities consistent with the revised schedule. First gold was poured in September and commercial production was achieved in October.	55%	40%
Rainy River: Secure required management resources for the project and mine operation.	Retained Project Director to complete construction, replaced General Manager and other mine management positions.
Rainy River: Secure amendment to Schedule 2 of the Metal Mining Effluent Regulations (“Schedule 2”).	Schedule 2 amendment for Rainy River received in September.
Rainy River: Maintain strong relationships with key stakeholders.	Three participation agreements were signed with First Nations. Company fined for environmental non-compliance related to a mid-2016 water discharge.
Performance Factor: Operational Execution
Achieve production guidance of 380,000 to 430,000 ounces of gold and 100 and 110 million pounds of copper. Achieve budgeted cash expenditures including operational and capital costs.	430,864 ounces of gold produced, at highpoint of Company’s guidance range. 104 million pounds of copper produced, near midpoint of Company’s guidance range. Cash expenditures, including operational and capital costs at operating sites, consistent with the budget. Operating expense per ounce achieved guidance and all-in sustaining costs per ounce[1] significantly below guidance, which had been revised lower in April.	25%	20%

1 All-in sustaining costs per ounce is a non-GAAP financial performance measure which has no standardized meaning under IFRS. For a description of this non-GAAP to GAAP measure, please see the Company’s MD&A.

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Performance goal	Result	Weight	Score
Reduce Lost Time Injury Frequency Rate (“LTIFR”) by 5% and Total Reportable Injury Frequency Rate (“TRIFR”) by 5% compared to 2016 year-end rolling average; achieve 95% of lead indicator targets.	LTIFR decreased by 17%. TRIFR decreased by 11%. 95% achieved in the lead indicator targets. There was a fatality at the Peak Mines.

Reduce environmental releases at operating mines by 5% compared to 2016 year-end rolling average.

Execute Cerro San Pedro mine closure in accordance with planned scope and budget. Continue to work with the Company’s Independent Tailings Review Board (“ITRB”) and incorporate necessary adjustments.

	Environmental release incidents reduced by more than 5% at operating mines. Closure of Cerro San Pedro tracking according to plan. ITRB meetings held at Rainy River and New Afton and all recommendations either acted on or incorporated into future plans.
Performance Factor: Organic Projects
New Afton: Advance studies and permitting of C-zone towards making a development decision.	Development of the C-zone deferred. Further studies will be done in 2018 to optimize its economics.	10%	5%
Peak Mines: Perform scoping study and complete exploration program for Great Cobar/Anjea.	The scoping study and exploration program completed.
Blackwater: Receive Environmental Assessment (“EA”) certificates. Continue with Schedule 2 process for Blackwater. Complete participation agreements with First Nations.	The EA process delayed in 2017. Federal government consultation for Schedule 2 began. Negotiation of participation agreements with First Nations ongoing.
Performance Factor: Financing
Ensure adequate liquidity to fund Rainy River expenditures.	Over $500 million in financing transactions completed in 2017: sale of El Morro stream for $65 million; equity offering raised proceeds of $173 million; and $300 million in senior notes refinanced at a lower rate and longer maturity. Credit facility extended by one year and achieved temporary leverage ratio relief through mid-2018. Implemented gold price option collars through 2017 and copper swaps continuing into 2018.	10%	10%
Total based on Company Scorecard		100%	75%
Additional achievements considered by the Compensation Committee	Management of executive team changes: a new Chair, CEO, CFO, VP, Projects and VP, Human Resources. Completed comprehensive strategic review. Achieved business improvement cost reduction target. Sale of Peak Mines.		5%
Total (after additional achievements)			80%

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In considering compensation decisions for 2017, the Committee gave the most weight to the Company’s management of the Rainy River project. The Committee gave strong consideration both to the revision of the schedule and budget in January 2017, which negatively affected New Gold’s share price, and the project’s performance after the January revision in completing construction and beginning production in line with the revised schedule and budget. The Company experienced very strong performance at its operating mines in 2017, which exceeded production guidance for gold and met production guidance for copper, while operating expense per ounce at the operating mines achieved guidance and all-in sustaining costs was below guidance. Considering the net impact of these factors as well as other results and additional achievements described above, the Committee gave the Company a corporate performance rating of 80% for the year, which was used to determine both annual performance-based bonuses and long-term incentive awards.

2017 Awards

The annual performance-based bonus target percentage and the actual bonuses paid for each NEO in 2017 are set out below.

Name	Target Award as % of Base Salary	Bonus Amount Paid	Bonus Amount as % of Base Salary
Hannes Portmann	100%	$502,079	82%
Paula Myson	100%	$103,188	86%
Lisa Damiani	90%	$282,612	86%
Cory Atiyeh	50%	$144,771	47%
Mark Petersen	50%	$130,910	45%

Long-Term Incentives

Long-term incentives are an equity-based variable component of compensation, consisting of stock options and PSUs. Long-term incentives are designed to align the interests of executives with those of shareholders by tying compensation to share price performance and to assist in the retention of talented executives through long-term vesting schedules. The award of long-term incentives reflects and rewards corporate and individual performance. Similar to annual performance-based bonuses, target amounts are established at a level designed to ensure equity-based compensation for NEOs is competitive with that offered by New Gold’s Peer Group. Targets are set as a percentage of base salary. Actual long-term incentives awarded are determined using the same corporate and individual performance assessment process described above under “Annual Performance-Based Bonuses” on page 30 as well as considering previous awards to the NEO. For 2017, the same performance factors and individual results described above under “Company Scorecard and Individual Performance in 2017” (on page 31) were considered by the Compensation Committee in recommending the amount of long-term incentives approved and awarded. The long-term incentive targets and actual awards as a percentage of base salary for the NEOs in 2017 are set out in the table below. Value of stock option awards is calculated using a Black-Scholes option valuation methodology consistent with the methodology for valuing stock options for New Gold’s stock-based compensation expense in its financial statements.

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Name	LTI Target Award as % of Base Salary	LTI Amount as % of Base Salary(1)
Hannes Portmann	200%	158%(1)
Paula Myson	150%	126%(2)
Lisa Damiani	150%	140%
Cory Atiyeh	50%	87%
Mark Petersen	100%	87%

(1)	Mr. Portmann’s LTI Amount comprises the Options and PSUs he was granted on December 18, 2017 in respect of 2017 performance and excludes the 107,913 Options he was granted on March 20, 2017 as part of his salary in 2017.

(2)	Ms. Myson’s LTI Amount comprises the 70,000 Options and 26,000 PSUs she was granted on December 18, 2017 in respect of 2017 performance and excludes the 44,117 Options and 24,000 PSUs she was granted on September 14, 2017 in connection with her appointment as Executive Vice President and Chief Financial Officer.

Generally, New Gold grants long-term incentive awards half in Options and half in PSUs. The Compensation Committee believes that this mix of equity-based awards best rewards corporate and individual performance while aligning the interests of executives with those of shareholders. Options reward the NEOs’ success in achieving sustained, long-term profitability that increases New Gold’s share price. PSUs reward the NEOs’ success in achieving comparatively better share price performance relative to the wider gold mining industry. The Option and PSU awards to NEOs in 2017 are described below.

Stock Options

Options are granted under the Stock Option Plan described in this Circular under “Equity Compensation Plans – Stock Option Plan” on page 44. The Compensation Committee recommends Option awards to the Board after considering input from management. In addition to the considerations discussed above under “Long-Term Incentives”, the Compensation Committee considers the number of Options held by an NEO and considers the total number of Options outstanding in making decisions or recommendations for Option grants to the Board. The Board has delegated authority to the Compensation Committee to grant individual awards of up to 50,000 Options to persons eligible to receive Options who are not officers. Option awards in excess of 50,000 Options or to officers require approval by the Board.

2017 Option Awards

In December 2017, the Board approved, on the recommendation of the Compensation Committee, the grant of the following stock options to the NEOs in recognition of their performance in 2017 and as part of their 2017 compensation.

Name	Number of Options Granted(1)	Value of Option Award(1)
Hannes Portmann	456,000(2)	$478,508
Paula Myson	70,000(3)	$73,455
Lisa Damiani	214,000	$224,563
Cory Atiyeh	126,000	$132,219
Mark Petersen	119,000	$124,874

(1)	Granted December 18, 2017 and valued as of such date. For more information on the grant, terms and valuation of these Options, refer to the Summary Compensation Table on page 38 and the notes thereto.

(2)	Mr. Portmann’s Option award comprises the 456,000 Options he was granted on December 18, 2017 in respect of 2017 performance and excludes the 107,913 Options he was granted on March 20, 2017 as part of his salary in 2017.

(3)	Ms. Myson’s Option award comprises the 70,000 Options she was granted on December 18, 2017 in respect of 2017 performance and excludes the 44,117 Options she was granted on September 14, 2017 in connection with her appointment as Executive Vice President and Chief Financial Officer.

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Performance Share Units (PSUs)

PSUs are granted under the Long Term Incentive Plan. The Board considers that PSUs are an appropriate form of compensation for NEOs as their value is tied to the performance of the Company relative to the wider industry over the applicable performance measurement periods. A description of the Long Term Incentive Plan, including full details of the performance measures used, is set out in this Circular under “Equity Compensation Plans – Long Term Incentive Plan” on page 47.

The Compensation Committee recommends PSU awards to the Board after considering input from management. In addition to the considerations discussed above under “Long-Term Incentives”, the Compensation Committee considers the number of PSUs held by an NEO and the total number of PSUs outstanding in making recommendations for PSU grants to the Board. The Board has delegated authority to the Compensation Committee to grant individual awards of up to 25,000 PSUs to employees who are not executive officers. PSU awards in excess of 25,000 PSUs or to executive officers require approval by the Board.

2017 PSU Awards

In December 2017, the Board approved, on the recommendation of the Compensation Committee, the grant of the following PSUs to the NEOs in recognition of their performance in 2017 and as part of their 2017 compensation. The Board determined that 55% of the PSUs granted in December 2017 may only be satisfied by the payment of cash while the rest will be satisfied by the issuance of common shares (subject to the Board’s discretion to satisfy such PSUs in cash).

Name	Number of PSU Granted(1)	Total Value of PSU Award(1)
Hannes Portmann	166,000	$496,774
Paula Myson	26,000(2)	$77,808
Lisa Damiani	78,000	$233,424
Cory Atiyeh	46,000	$137,660
Mark Petersen	43,000	$128,682

(1)	Granted December 18, 2017 and valued as of such date. On the Entitlement Date (as defined below) of the PSUs, the cash payment and/or number of shares to be issued in satisfaction of the PSUs will vary from 50% to 150% of the number of PSUs granted, based on the Achieved Performance (as defined below). For more information on the grant, terms and valuation of these PSUs, refer to the Summary Compensation Table on page 38 and the notes thereto.

(2)	Ms. Myson’s PSU award comprises the 26,000 PSUs she was granted on December 18, 2017 in respect of 2017 performance and excludes the 24,000 PSUs she was granted on September 14, 2017 in connection with her appointment as Executive Vice President and Chief Financial Officer.

Retirement Benefits and Other Compensation

New Gold sponsors a voluntary Group RRSP program for Canadian corporate employees. Participating Canadian employees may contribute between 1% and 9% of their base salary to the RRSP program. New Gold then matches the employee contributions up to a maximum amount based on the annual limitation set each year by the Canada Revenue Agency. In 2017, the limitation on the Company’s matching contributions was C$13,005 for each participating employee.

Other than matching contributions to the retirement program described above (which amounts are disclosed in the column entitled “All Other Compensation” in the Summary Compensation Table on page 38), New Gold does not provide retirement benefits for NEOs. The Company also provides the NEOs benefits plans to provide financial reassurance in the event of illness, disability or death. During 2017, benefits plans provided to NEOs were provided on the same basis as other employees at the corporate office, except for annual health assessments which have been available for executives since 2008.

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Other compensation paid to NEOs in 2017 is included in the Summary Compensation Table on page 38 in the column “All Other Compensation” and described in the applicable notes to the table.

2018 Compensation Direction

In 2017, the Compensation Committee performed a review of executive compensation packages paid at the Company’s Peer Group. The Compensation Committee decided that salaries, annual performance-based bonus targets and long-term incentive targets would remain unchanged for all officers, including the NEOs, in 2018.

Performance Graph

The following graph compares the cumulative total shareholder return for C$100 invested in common shares of New Gold from December 31, 2012 to December 31, 2017 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the same period, assuming the reinvestment of all dividends.

(in C$)	2012	2013	2014	2015	2016	2017
New Gold Inc.	100.0	50.5	45.3	29.3	42.8	37.5
% Change (year on year)		-49.5	-10.3	-35.5	46.3	-12.3
S&P/TSX Global Gold Index	100.0	52.8	49.9	45.0	67.9	68.8
% Change (year on year)		-47.2	-5.5	-10.0	51.0	1.4
S&P/TSX Composite Index	100.0	112.7	124.5	114.4	138.2	150.5
% Change (year on year)		12.7	10.5	-8.1	20.8	8.9

During the past five years, commodity markets have experienced considerable volatility. The gold price was declining in the period from 2013 to 2015 amid economic recovery and increasing anticipation of interest rate increases, with a corresponding negative effect on both New Gold’s share price performance and the S&P/TSX Global Gold Index. The gold price increased in the period from 2016 to the end of 2017 due in part to increasing global uncertainty while economic recovery from the global financial crisis has had a positive effect on the S&P/TSX Composite Index. The increase in the gold price has had a corresponding positive effect on both New Gold’s share price performance and the S&P/TSX Global Gold Index, while challenges in the development of Rainy River had a negative effect on New Gold’s share price performance during this period.

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Realized and Realizable Pay for the President and Chief Executive Officer

Given that long-term incentives represent a majority of the NEOs’ total direct compensation, the value realized from an NEO’s compensation is tied directly to New Gold’s share price performance. This reinforces the alignment of NEO compensation with New Gold’s performance and the shareholder experience. The table below compares the reported total direct compensation awarded to Mr. Portmann, the current President and Chief Executive Officer, over the past five years for the positions he held at that time and the value of that year’s compensation that was realized or realizable as at December 31, 2017. Calculating realized and realizable pay as a percentage of total direct compensation illustrates the proportion of the awarded value of Mr. Portmann’s compensation that he has realized upon payment, vesting or exercise or that remains realizable upon future vesting or exercise. Consistent with the decline in the gold price and New Gold’s share price described above, the realized and realizable value of Mr. Portmann’s compensation has been significantly lower than his reported total direct compensation over the past five years.

Year	Total Direct Compensation Reported(1)	Value at December 31, 2017			Realized + Realizable Pay as a Percentage of Total Direct Compensation Reported (%)
		Realized Pay(2)	Realizable Pay(3)	Total Realized + Realizable
2013	$1,025,058	661,166	-	661,166	65%
2014	$984,604	655,475	-	655,475	67%
2015	$922,670	415,139	553,605	968,744	105%
2016	$1,135,173	604,412	239,775	844,188	74%
2017	$2,093,409	1,118,127	672,360	1,790,487	86%
Average:					79%

(1)	Total direct compensation as reported in the summary compensation table of New Gold’s management information circular in the applicable year, comprising base salary, bonus and the grant date value of PSU and Options.

(2)	Realized pay for the applicable year is the sum of base salary and bonus paid in respect of that year’s performance, the value at vesting of PSUs granted in respect of that year’s performance, where those PSUs vested on or before December 31, 2017, and the value at exercise of Options granted in respect of that year’s performance, where the Options were exercised on or before December 31, 2017, and then converting these values using the average US$/C$ exchange rate quoted by the Bank of Canada for the year for base salary and bonus and using the US$/C$ exchange rate quoted by the Bank of Canada on the day that the value was paid, vested or exercised, as the case may be, for Options and PSUs.

(3)	Realizable pay for the applicable year is the sum of the value as at December 31, 2017 of unvested PSU granted in respect of that year’s performance (calculated using actual performance for completed performance periods and assuming target performance for future performance periods) and the in-the-money value of unexercised Options (whether or not vested) granted in respect of that year’s performance, calculated using the closing price of New Gold’s common shares on the TSX on December 29, 2017 of C$4.13, and then converting that amount at an exchange rate of US$1.00 = C$1.2545, being the average daily rate quoted by the Bank of Canada for December 29, 2017.

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Summary Compensation Table

The following table provides information regarding compensation earned by each of the NEOs for the years ended December 31, 2017, 2016 and 2015. The table also provides information regarding compensation earned by the former Executive Vice President and Chief Financial Officer, Brian Penny, who left the Company in October 2017, for the same time period.

Except as noted below, compensation is paid to the NEOs and Mr. Penny in Canadian dollars. For purposes of this disclosure, New Gold has elected to report the amounts paid to NEOs and Mr. Penny in United States dollars as this is the currency that the Company uses for its financial statements.

Name and Principal Position	Year	Salary ($)	Share- based Awards ($) (6)(7)	Option- based Awards ($) (7)(8)	Non-equity Incentive Plan Compensation ($)		All Other Compensation ($) (9)	Total Compensation ($)
					Annual Incentive Plans	Long term Incentive Plans
Hannes Portmann(1) President and Chief Executive Officer	2017	616,048	496,774	478,508	502,079	-	10,015	2,103,424
	2016	302,206	260,298	270,463	302,206	-	9,556	1,144,729
	2015	258,489	350,114	157,407	156,660	-	9,509	932,179
Paula Myson(2) Executive Vice President and Chief Financial Officer	2017	120,322	174,611	147,238	103,188	-	10,015	555,374
	2016	-	-	-	-	-	-	-
	2015	-	-	-	-	-	-	-
Lisa Damiani Vice President, General Counsel and Corporate Secretary	2017	327,276	233,424	224,563	282,612	-	10,015	1,077,889
	2016	294,651	213,256	220,641	294,651	-	9,584	1,032,783
	2015	297,642	315,084	124,262	109,658	-	9,763	856,409
Cory Atiyeh(3) Vice President, Operations	2017	309,400	137,660	132,219	144,771	-	37,231	761,281
	2016	300,000	75,267	77,106	168,000	-	107,259	727,632
	2015	287,000	137,937	68,095	96,900	-	13,224	603,156
Mark Petersen(4) Vice President, Exploration	2017	291,629	128,682	124,874	130,910	-	44,667	720,762
	2016	287,798	122,309	126,928	139,770	-	144,498	821,303
	2015	290,000	210,056	99,409	104,790	-	12,000	716,255
Brian Penny (5) Former Executive Vice President and Chief Financial Officer	2017	308,024	-	-	-	-	1,926,248	2,234,272
	2016	313,539	269,706	279,953	313,539	-	9,584	1,186,321
	2015	325,070	396,796	198,830	187,992	-	9,764	1,118,452

(1)	Mr. Portmann was promoted to President effective December 19, 2016 and President and Chief Executive Officer effective January 30, 2017. Prior to that, he held the position of Executive Vice President, Business Development to which he was promoted effective December 18, 2015. Prior to that, he held the position of Vice President, Corporate Development. Mr. Portmann elected to receive C$150,000 of his salary for 2017 in the form of 107,913 Options (included in the “Salary” column above as this was non-cash salary and not a performance-based award), which were granted on March 20, 2017 and valued as set out below in footnote (8).

(2)	Ms. Myson was appointed Executive Vice President and Chief Financial Officer effective September 1, 2017. In connection with her appointment, on September 14, 2017, Ms. Myson received 44,117 Options (which are shown in the column entitled “Option-Based Awards”) and 24,000 PSUs (which are shown in the column entitled “Share-Based Awards”). Her full-year base salary is C$450,000.

(3)	Mr. Atiyeh was paid in United States dollars. Mr. Atiyeh was promoted to his current role and relocated to the corporate office in April 2016. The amount shown under “All Other Compensation” for Mr. Atiyeh includes Company-paid contributions to a 401(k) plan in the amount of $16,882 in 2015, $15,450 in 2016 and $18,000 in 2017; Company-paid assistance with tax filings of approximately C$6,000 in 2016 and C$19,000 in 2017; and Company-paid relocation and related expenses of approximately $90,000 in 2016.

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(4)	Mr. Petersen relocated to the corporate office in September 2016. Previously, Mr. Petersen was paid in United States dollars and upon relocation his base salary changed from US$290,000 to C$375,000. The amount shown under “All Other Compensation” for Mr. Petersen includes Company-paid contributions to a 401(k) plan in the amount of $12,000 in 2015 and $12,000 in 2016; Company-paid matching contributions to a Non-Registered Retirement Savings Plan of $11,250 in 2016 and $10,015 in 2017; cost of living allowance of C$45,000 in 2016 and 2017; and Company-paid relocation and related expenses of approximately $90,000 in 2016.

(5)	Mr. Penny left the Company on October 31, 2017. In connection with his departure from the Company, Mr. Penny received $1,916,233, which included a lump sum severance payment, a pro-rata target bonus, an amount in lieu of continued enrollment in New Gold’s benefits plans and vacation pay. Mr. Penny also received a Company-paid matching contribution to a Group RRSP in each of 2015, 2016 and 2017 as further described below in footnote (9).

(6)	PSUs are valued as follows:

(a)	PSUs granted in December 2017 for performance in 2017 are valued by multiplying the number of PSUs granted by C$3.85, being the five-day volume weighted average price of New Gold common shares on the TSX immediately preceding the date of grant (December 18, 2017), and then converting that amount at an exchange rate of US$1.00 = C$1.2865, being the average daily rate quoted by the Bank of Canada for December 18, 2017.

(b)	PSUs granted to Ms. Myson on September 14, 2017 in connection with her appointment as Executive Vice President and Chief Financial Officer are valued by multiplying the number of PSUs granted by C$4.92, being the five-day volume weighted average price of New Gold common shares on the TSX immediately preceding the date of grant, and then converting that amount at an exchange rate of US$1.00 = C$1.2198, being the average daily rate quoted by the Bank of Canada for September 14, 2017.

(c)	PSUs granted in December 2016 for performance in 2016 are valued by multiplying the number of PSUs granted by C$4.23, being the five-day volume weighted average price of New Gold common shares on the TSX immediately preceding the date of grant (December 29, 2016), and then converting that amount at an exchange rate of US$1.00 = C$1.3488, being the noon rate quoted by the Bank of Canada for December 29, 2016.

(d)	PSUs granted in December 2015 for performance in 2015 are valued by multiplying the number of PSUs granted by C$3.24, being the five-day volume weighted average price of New Gold common shares on the TSX immediately preceding the date of grant (December 18, 2015), and then converting that amount at an exchange rate of US$1.00 = C$1.3882, being the noon rate quoted by the Bank of Canada for December 18, 2015.

(7)	Options and PSUs are disclosed as follows:

(a)	Options and PSUs are disclosed based on the performance year in respect of which the compensation was granted.

(b)	PSUs are shown based on the number of PSUs granted.

(8)	Option-based awards are valued using the Black-Scholes option valuation methodology. The key assumptions made in valuing the awards are as follows:

Grant date	Performance Year	Exercise Price	Risk-free Rate of Return	Volatility Estimate	Expected Life (years)	Per Option Value	Exchange Rate (US$1.00 =)
18-Dec-17	2017	C$3.85	1.67%	54%	4.42	C$1.73	C$1.2865
14-Sep-17	Signing Bonus	C$4.92	1.73%	52%	4.47	C$2.17	C$1.2198
20-Mar-17	Non-Cash Salary in 2017	C$3.72	1.02%	56%	3.67	C$1.57	C$1.3358
29-Dec-16	2016	C$4.23	0.94%	50%	3.67	C$1.60	C$1.3488
18-Dec-15	2015	C$3.24	1.40%	46%	3.67	C$1.15	C$1.3882

(9)	Included in this column are Company-paid matching contributions to a Group RRSP in the amounts of $9,764 in 2015, $9,584 in 2016 and $10,015 in 2017 to each of Mr. Penny and Ms. Damiani. The amounts shown for Mr. Portmann are Company-paid matching contributions to a Group RRSP in the amounts of $9,509 in 2015, $9,556 in 2016 and $10,015 in 2017. The amount shown for Ms. Myson is a Company-paid matching contribution to a Group RRSP in the amount of $10,015 in 2017. Additional compensation paid to Messrs. Petersen, Atiyeh and Penny is described in the footnotes 3, 4 and 5, respectively.

The following table shows the total compensation for the Company’s NEOs (including, for this purpose, Mr. Penny) for the relevant year, as well as the total compensation for NEOs as a percentage of earnings from mine operations and as a percentage of shareholder equity.

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	Total Compensation for Named Executive Officers(1)	Total Compensation for Named Executive Officers (1) as a Percentage of Earnings from Mine Operations	Total Compensation for Named Executive Officers (1) as a Percentage of Shareholder Equity
2017	$7,453,003	7%	0.35%
2016	$7,498,783	16%	0.36%
Change	$(45,780)	-9%	-0.01%

(1)	Includes Mr. Penny.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO and Mr. Penny outstanding as at December 31, 2017.

Outstanding Share-Based Awards and Option-Based Awards as at December 31, 2017

		Option-based Awards				Share-based Awards
Name	Grant date(1)(2)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the-money Options ($)(3)	Number of Unvested PSUs (#)(4)	Market Value of Unvested PSUs ($)(5)
Hannes	January 26, 2011	50,000	7.67	January 26, 2018	-	-	-
Portmann	February 13, 2013	62,000	10.01	February 13, 2018	-	-	-
	February 14, 2014	130,000	6.33	February 14, 2019	-	-	-
	December 18, 2014	180,000	4.78	December 18, 2019	-	-	-
	December 18, 2015	190,000	3.24	December 18, 2020	134,795	150,000	493,822
	December 29, 2016	228,000	4.23	December 29, 2021	-	83,000	273,248
	March 20, 2017	107,913	3.72	March 20, 2022	35,268		-
	December 18, 2017	456,000	3.85	December 18, 2022	101,778	166,000	546,497
Paula	September 14, 2017	44,117	4.92	September 14, 2022	-	24,000	79,012
Myson	December 18, 2017	70,000	3.85	December 18, 2022	15,624	26,000	85,596
Lisa	June 24, 2013	50,000	6.46	June 24, 2018	-	-	-
Damiani	February 14, 2014	55,000	6.33	February 14, 2019	-	-	-
	December 18, 2014	115,000	4.78	December 18, 2019	-	-	-
	December 18, 2015	150,000	3.24	December 18, 2020	106,417	135,000	444,440
	December 29, 2016	186,000	4.23	December 29, 2021	-	68,000	223,866
	December 18, 2017	214,000	3.85	December 18, 2022	47,764	78,000	256,788
Cory	January 26, 2011	20,000	7.67	January 26, 2018	-	-	-
Atiyeh	February 13, 2013	15,000	10.01	February 13, 2018	-	-	-
	February 14, 2014	20,000	6.33	February 14, 2019	-	-	-
	December 18, 2014	37,200	4.78	December 18, 2019	-	-	-
	December 18, 2015	54,800	3.24	December 18, 2020	58,316	59,100	194,566
	December 29, 2016	21,667	4.23	December 29, 2021	-	24,000	79,012
	December 18, 2017	126,000	3.85	December 18, 2022	28,123	46,000	151,439
Mark	January 26, 2011	40,000	7.67	January 26, 2018	-	-	-
Petersen	February 13, 2013	62,000	10.01	February 13, 2018	-	-	-
	February 14, 2014	90,000	6.33	February 14, 2019	-	-	-
	December 18, 2014	53,333	4.78	December 18, 2019	-	-	-
	December 18, 2015	120,000	3.24	December 18, 2020	85,134	90,000	296,298
	December 29, 2016	107,000	4.23	December 29, 2021	-	39,000	128,394
	December 18, 2017	119,000	3.85	December 18, 2022	26,560	43,000	141,562

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		Option-based Awards				Share-based Awards
Name	Grant date(1)(2)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the-money Options ($)(3)	Number of Unvested PSUs (#)(4)	Market Value of Unvested PSUs ($)(5)
Brian	February 14, 2014	130,000	6.33	February 14, 2019	-	-	-
Penny (6)	December 18, 2014	195,000	4.78	April 30, 2019	-	-	-
	December 18, 2015	240,000	3.24	April 30, 2019	170,267	-	-
	December 29, 2016	157,333	4.23	April 30, 2019	-	-	-

(1)	Option awards vest in three equal instalments on each of the first, second and third anniversaries of the date of grant.

(2)	PSUs granted on December 18, 2015 have an Entitlement Date of December 12, 2018. PSUs granted on December 29, 2016 have an Entitlement Date of December 11, 2019. PSUs granted on December 18, 2017 have an Entitlement Date of December 15, 2020.

(3)	Calculated using the closing price of New Gold’s common shares on the TSX on December 29, 2017 of C$4.13 and subtracting the exercise price of in-the-money stock options. The amount is then converted at an exchange rate of US$1.00 = C$1.2545, being the average daily rate quoted by the Bank of Canada on December 29, 2017. The value shown in this column does not represent the actual value the individual could receive. The actual gain, if any, on exercise will depend on the price of New Gold’s common shares on the date of exercise.

(4)	On the Entitlement Date of the PSUs, the cash payment and/or number of shares to be issued in satisfaction of the PSUs will vary from 50% to 150% of the number of PSUs granted, based on the Achieved Performance. Refer to “Long Term Incentive Plan” on page 47 for further details regarding PSUs.

(5)	Calculated by multiplying the number of PSUs by the closing price of New Gold’s common shares on the TSX on December 29, 2017 of C$4.13. The amount is then converted at an exchange rate of US$1.00 = C$1.2545, being the average daily rate quoted by the Bank of Canada on December 29, 2017. The actual value realized will depend on the price of the common shares on the date of vesting and the Achieved Performance.

(6)	At the time of his termination in October 2017, 78,667 Options that had been granted to Mr. Penny on December 29, 2016 and all his PSUs were cancelled. Pursuant to Mr. Penny’s severance arrangements, the expiry date of Mr. Penny’s remaining Options is the earlier of the expiry date of such Options and April 30, 2019.

Value Vested or Earned During the Year Ended December 31, 2017

The following table provides information regarding the value of incentive plan awards vested or earned during the year ended December 31, 2017.

Name	Option-based Awards – Value Vested during the Year ($)(1)	Share-based Awards – Value Vested during the Year ($)(2)	Non-equity Incentive plan Compensation – Value Earned during the Year ($)(3)
Hannes Portmann	195,934	125,642	302,206
Paula Myson	-	-	103,188
Lisa Damiani	154,683	77,317	282,612
Cory Atiyeh	84,766	20,182	144,771
Mark Petersen	123,747	57,988	130,910
Brian Penny	162,444	-	-

(1)	Calculated using the closing price of New Gold’s common shares on the TSX on the relevant vesting date and subtracting the exercise price of in-the-money stock options.

(2)	Amount shown represents the value of the PSUs that vested on December 18, 2017, which was received 55% in cash and 45% in common shares. This value was calculated by multiplying the number of PSUs by the Achieved Performance for these PSUs of 64.59% and then multiplying the result by a share price of C$3.85, calculated pursuant to the Long Term Incentive Plan, then

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converting that amount at an exchange rate of US$1.00 = C$1.2865, being the average daily rate quoted by the Bank of Canada for December 18, 2017.

(3)	Amounts shown represent performance-based cash bonuses awarded for 2017 performance.

Options Exercised during the Year Ended December 31, 2017

The following table provides details regarding stock options exercised and sold by the NEOs and Mr. Penny during the year ended December 31, 2017.

Name	Number of Options Exercised	Option Expiry Date	Option Exercise Price	Value Realized
Hannes Portmann	Nil	N/A	N/A	Nil
Paula Myson	Nil	N/A	N/A	Nil
Lisa Damiani	Nil	N/A	N/A	Nil
Cory Atiyeh	Nil	N/A	N/A	Nil
Mark Petersen	Nil	N/A	N/A	Nil
Brian Penny	Nil	N/A	N/A	Nil

Termination and Change of Control Benefits

New Gold has entered into employment agreements with each NEO that contain termination and change of control provisions. Those provisions, as in effect December 31, 2017, are discussed below. As Mr. Penny left the Company before the end of 2017, this section does not discuss the termination and change of control arrangements that were in effect prior to his departure.

Termination Without Cause

If an NEO’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year. In addition, each NEO, except for Mr. Portmann, will receive a severance payment of: 12 months’ salary and incentive bonus plus one month’s salary and incentive bonus per year of service to a maximum of 18 months’ salary and incentive bonus. Mr. Portmann will receive a severance payment of 24 months’ salary and incentive bonus. For this purpose, incentive bonus is calculated as the greater of annual bonus at target or the bonus received by the NEO in the previous bonus year. Any Options granted after the date of the employment agreement which have not vested at the time of termination will be cancelled and any Options granted after the date of the employment agreement that have vested will remain exercisable until the earlier of (i) the expiry of such Option, or (ii) the date that is six months from the date of such termination. In addition, the NEO will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary) until the earlier of obtaining alternate coverage under the terms of any new employment or the period used to determine the incentive bonus severance payment above.

Termination Following a Change of Control

If there is (1) a Change of Control of New Gold (as defined below) and (2) within 12 months of such Change of Control (i) New Gold gives notice of its intention to terminate the NEO’s employment for any reason other than just cause, or (ii) a Triggering Event (as defined below) occurs and the NEO elects to terminate his employment, New Gold will pay any salary earned to the date of the termination of employment plus the greater of the pro-rated bonus at target or the pro-rated bonus received in the previous year. In addition, the NEO will receive a severance payment of 24 months’ salary plus the greater of two times his or her annual bonus at target or two times the bonus received in the previous bonus year. Any Options which have not vested at the time of termination will vest immediately and all vested options will

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remain exercisable until the earlier of (i) the expiry of such Option, or (ii) the date that is 12 months from the date of such termination. In addition, the NEO will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of salary) until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

A “Change of Control” is generally defined in each NEO’s employment agreement as (a) New Gold is not the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly owned subsidiary of New Gold); (b) New Gold sells, leases or exchanges greater than 50% of its assets to any other person or entity (other than an affiliate of New Gold); (c) a resolution is adopted to wind up, dissolve or liquidate New Gold; (d) an acquirer acquires 40% or more of the voting securities of New Gold; (e) as a result of or in connection with: (i) the contested election of directors or (ii) a transaction referred to in (a) above, the nominees named in the most recent management information circular of New Gold for election to the board of directors of New Gold will not constitute a majority of the board of directors; or (f) the board of directors adopts a resolution to the effect that a Change of Control as defined in the employment agreements has occurred or is imminent.

A “Triggering Event” includes (a) a material adverse change in any of the officer’s duties, powers, rights, discretion, prestige, salary, benefits or perquisites, as they exist, and with respect to financial entitlements, the conditions under and manner in which they were payable, immediately before a Change of Control; (b) a diminution of title as it exists immediately before a Change of Control; (c) a change in the person or body to whom the officer reports, except if such person or body is of equivalent rank or stature or such change is as a result of the resignation or removal of such person or the persons comprising such body, provided this will not include a change resulting from a promotion in the normal course of business; (d) a change in the location at which the officer is regularly required to carry out the terms of his or her employment, which is of a distance greater than 50 kilometres from the city of his or her normal work location; or
(e) a significant increase in the amount of travel the officer is required to conduct on behalf of New Gold.

Estimated Incremental Payment on Termination following a Change of Control or Termination
Without Cause

The following tables detail the estimated incremental payments from New Gold to each of the NEOs on termination without cause or a Change of Control (with termination of employment), assuming a termination of employment occurred on December 31, 2017.

Termination of Employment Without Cause

Name	Base Salary Value ($)	Bonus Value ($)	Benefits Value ($)	Value of Unvested Options and PSUs Vested ($) (1)	Total Estimated Incremental Payment ($) (2)
Hannes Portmann	1,232,096	1,232,096	184,814	-	2,649,006
Paula Myson	358,709	358,709	53,806	-	771,224
Lisa Damiani	436,367	392,731	65,455	-	894,553
Cory Atiyeh	464,100	232,050	69,615	-	765,765
Mark Petersen	437,443	218,722	65,617	-	721,782
Total:	2,928,715	2,434,308	439,307	-	5,802,330

(1)	Unvested Options and PSUs are cancelled upon termination of employment.

(2)	These amounts do not include any salary payable or pro-rata bonus payable to the date of termination of employment, and these amounts may be contingent on signing a release.

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Termination of Employment Following Change of Control

Name	Base Salary Value ($)	Bonus Value ($)	Benefits Value ($)	Value of Unvested Options and PSUs Vested ($)(1)	Total Estimated Incremental Payment ($)(2)
Hannes Portmann	1,232,096	1,232,096	184,814	1,503,583	4,152,589
Paula Myson	717,417	717,417	107,613	209,275	1,751,722
Lisa Damiani	654,551	589,096	98,183	985,939	2,327,769
Cory Atiyeh	618,800	309,400	92,820	468,186	1,489,206
Mark Petersen	583,258	291,629	87,489	692,995	1,655,371
Total:	3,806,122	3,139,638	570,919	3,859,978	11,376,657

(1)	For Options, calculated by subtracting the exercise price of unvested in-the-money Options that would have vested on termination of employment from the closing price of New Gold’s common shares on the TSX on December 29, 2017 of C$4.13. For PSUs, calculated by multiplying the number of PSUs that would have vested on termination of employment (calculated using actual performance for completed performance periods and assuming maximum performance of 150% for future performance periods) by the closing price of New Gold’s common shares on the TSX on December 29, 2017 of C$4.13. These amounts are then converted at an exchange rate of US$1.00 = C$1.2545, being the average daily rate quoted by the Bank of Canada for December 29, 2017.

(2)	These amounts do not include any salary payable or pro-rata bonus payable to the date of termination of employment, and these amounts may be contingent on signing a release.

EQUITY COMPENSATION PLANS

New Gold has three equity compensation plans: the Stock Option Plan, the Long Term Incentive Plan and one historical stock option plan.

Stock Option Plan

New Gold’s stock option plan (“Stock Option Plan”) was adopted by the Board on March 3, 2011 and was subsequently approved by shareholders on May 4, 2011 and then reapproved on April 30, 2014 and April 26, 2017. As at March 7, 2018, a total of 11,237,766 stock options (“Options”) (representing 1.94% of the number of issued and outstanding common shares of New Gold) were outstanding under the Stock Option Plan. The annual “burn rate” for the Stock Option Plan (number of shares issued under the plan in a year divided by the weighted average of shares outstanding in that year) was 0.04%, 0.71% and 0.04% for 2015, 2016 and 2017 respectively. In 2017, a total of 1,940,840 Options were granted (representing 0.34% of the issued and outstanding common shares as at December 31, 2017).

The following is a summary of the principal terms of the Stock Option Plan. Subject to the provisions of the Stock Option Plan, the Board has the authority to determine the terms, limitations, restrictions and conditions applicable to the vesting or to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed on the sale or other disposition of common shares of New Gold acquired on exercise of the Option. A copy of the Stock Option Plan was filed on March 21, 2017 under New Gold’s profile on SEDAR at www.sedar.com.

Eligibility

Options may be granted to directors (subject to certain limits on grants to non-employee directors), employees, officers or eligible contractors of New Gold or its affiliates (collectively, “Eligible Persons”).

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Vesting

All Options granted under the Stock Option Plan have been granted on the basis they will vest as to one-third of the number granted on the first anniversary of the grant date, one-third on the second anniversary and one-third on the third anniversary. The Board establishes the vesting and other terms and conditions for an Option at the time the Option is granted. In the event of a change of control, the Board may, in its discretion, accelerate the vesting of all unvested Options.

Awards under the Stock Option Plan to the Chief Executive Officer and the Chief Financial Officer are subject to the Company’s Executive Compensation Clawback Policy.

Securities Issuable under the Stock Option Plan

The aggregate number of common shares of New Gold reserved for issuance for all Options granted under the Stock Option Plan and for all other security-based compensation arrangements of the Company, other than the Long Term Incentive Plan, must not exceed 3.5% of the common shares issued and outstanding (on a non-diluted basis) at the time of granting the Option.

The total number of common shares issuable to any one person under the Stock Option Plan together with any shares reserved for issuance to such participant under any security-based compensation arrangements may not exceed 5% of the common shares issued and outstanding (on a non-diluted basis) on the date of the grant. In addition, the Stock Option Plan (a) limits the aggregate number of common shares issuable to insiders under any equity-based compensation plan to 10% of the common shares issued and outstanding (on a non-diluted basis) at the time of grant, and (b) limits the number of common shares issued to insiders in any one-year period under any equity-based compensation plan to 10% of the common shares issued and outstanding (on a non-diluted basis). Option grants to a non-employee director cannot exceed the lesser of (i) 1% of common shares issued and outstanding (on a non-diluted basis) at the time of grant, and (ii) an annual value of C$100,000.

Exercise Price

The Board establishes the exercise price of an Option at the time the Option is granted, but it may not be less than the volume weighted average trading price of the common shares of New Gold on the TSX for the five trading days ending on the last trading date immediately before the date of grant.

Term and Termination of Options

Options granted must be exercised no later than five years after the date of grant or such lesser period as the Board may approve at the time of grant. However, in the event that any Option expires during, or within 48 hours after, a Company-imposed blackout period on the trading of securities of the Company, such expiry will be extended to the tenth day after the end of the blackout period.

If an Option holder ceases to be an Eligible Person for any reason other than death, retirement or termination for cause, the holder’s vested Options will be cancelled 90 days after he or she ceases to be an Eligible Person unless otherwise determined by the Board or provided in the holder’s employment agreement, but in no case will such date exceed the original expiry date of the Option. Options that have not vested when the holder ceases to an Eligible Person will be cancelled, unless otherwise determined by the Board. If an Option holder is terminated for cause, all vested and unvested Options will be cancelled immediately after the holder ceases to be an Eligible Person. If an Option holder retires or dies, all unvested Options will vest on the date the holder ceases to be an Eligible Person due to retirement or death and will be cancelled 180 days after the holder’s retirement or death, unless otherwise determined by the Board,

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but in no case will such date exceed earlier of the original expiry date of the Option or 12 months following the retirement or death of the holder.

Assignability

Options are non-assignable and non-transferable by a holder, except for assignment to a Permitted Assign (as such term is defined in the Stock Option Plan). Options are exercisable only by the applicable Eligible Person during the lifetime of the applicable Eligible Person and only by the Eligible Person’s legal representative after the death of the Eligible Person.

Amendment Provisions

Subject to any applicable regulatory or stock exchange requirements or restrictions in the Stock Option Plan, the Board may at any time and without shareholder approval, terminate the Stock Option Plan or amend the provisions of the Stock Option Plan, or the terms of any Options granted, including, without limitation, making amendments:

(i)	to Section 2.3 of the Stock Option Plan relating to the exercise of Options, including by the inclusion of a cashless exercise feature whereby payment is in cash or Shares or otherwise;

(ii)	deemed by the Board to be necessary or advisable because of any change in applicable laws;

(iii)	to the definitions Section of the Stock Option Plan;

(iv)	to the Change of Control provisions provided for in Section 3.1 of the Stock Option Plan;

(v)	to Section 1.3 relating to the administration of the Stock Option Plan;

(vi)	to the vesting provisions of any outstanding Options;

(vii)	to postpone or adjust any exercise of any Option or the issuance of any shares pursuant to the Stock Option Plan as the Board in its discretion may deem necessary in order to permit the Company to effect or maintain registration of the Stock Option Plan or the shares issuable pursuant to the Stock Option Plan under the securities laws of any applicable jurisdiction, or to determine that the shares and the Stock Option Plan are exempt from such registration; and

(viii)	fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of an exchange, including amendments of a “clerical” or “housekeeping” nature and amendments to ensure that the Options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an Eligible Person may from time to time be resident or a citizen.

In addition, the Board may not amend the Stock Option Plan to increase insider participation limits without first having obtained the approval of a majority of shareholders excluding shares voted by insiders who are Eligible Persons.

The Board may also amend the terms of any Option as long as it does not materially and adversely alter the terms or conditions of the Option or materially and adversely impair the rights of any Option holder under the Option granted without the consent of the Option holder.

2005 Stock Option Plan

New Gold has one historical stock option plan, the New Gold Inc. Stock Option Plan (2005), as amended Mary 3, 2007 (“2005 Stock Option Plan”). As at March 7, 2018, a total of 645,000 options remain outstanding under the 2005 Stock Option Plan representing 0.11% of New Gold’s issued and outstanding common shares as at March 7, 2018. No new options will be granted under the 2005 Stock Option Plan. Options issued under the 2005 Stock Option Plan had a term not exceeding 10 years. Under the 2005 Stock Option Plan, the Board established the exercise price of an option at the time the option was granted, which could not be less than the closing price of the common shares of New Gold on the

46

TSX on the last trading date immediately before the date of grant. All options granted under the 2005 Stock Option Plan have vested. If a holder of an option ceases to be a service provider to New Gold (other than as a result of the death of such holder), such holder’s options terminate on the earlier of (i) 90 days after the holder ceases to be a service provider and (ii) the original expiry date of the option. If a holder of an option dies while he or she is a service provider, such holder’s options terminate on the earlier of (i) one year after the date of death of the holder and (ii) the original expiry date of the option. Options may not be assigned or transferred, except by will or by the laws of descent and distribution.

Long Term Incentive Plan

New Gold’s long term incentive plan (“Long Term Incentive Plan”) provides for time-based restricted share unit awards (“RSUs”) and performance-based share unit awards (“PSUs”, and collectively with RSUs, “Share Units”) to employees, directors, officers and eligible contractors of the Company and its affiliates (“Participants”) as a bonus in consideration of past services to the Company or its affiliates and to incent continued service. The Company’s practice is not to grant Share Units to directors who are not employees or eligible contractors. RSUs and PSUs are both notional share-based units that have the same value as one common share on the date of grant. Vested RSUs are paid in cash, and vested PSUs may be paid in cash or common shares or a combination of both.

The following is a summary of the principal terms of the Long Term Incentive Plan. Subject to the provisions of the Long Term Incentive Plan, the Board has the authority to determine the terms, limitations, restrictions and conditions applicable to the grant or vesting of a Share Unit. A copy of the Long Term Incentive Plan was filed on March 21, 2017 under New Gold’s profile on SEDAR at www.sedar.com.

Grant, Vesting and Term

Each Share Unit vests on its Entitlement Date. The Board determines the Entitlement Date applicable to Share Units at the time of grant but has the discretion to amend the Entitlement Date after such grant.

The Board has delegated authority to the Compensation Committee to grant individual awards of up to 25,000 RSUs and PSUs to persons other than officers of the Company. The Board further delegated authority to management to grant individual RSU awards of up to 15,000 RSUs to persons other than officers. Awards in excess of 25,000 RSUs and PSUs, and all RSU and PSU awards to officers, require approval of the Board.

RSUs vest on the entitlement date or dates, as determined by the Board in its discretion, which will not be later than December 31 of the year that is three years after the year of service to which the award relates (the “Entitlement Date” with respect to an RSU). On an Entitlement Date, the Company makes a payment to the relevant Participant in cash equal to the five-day volume weighted average price of the Company’s common shares on the TSX multiplied by the number of RSUs vesting.

PSUs vest on the entitlement date, as determined by the Board in its discretion, which may not be later than December 31 of the year that is three years after the year of service to which the award relates (the “Entitlement Date” with respect to a PSU). In addition, at the time PSUs are granted, the Board makes the payment of such PSUs subject to performance conditions or measures to be achieved by the Company, the Participant or a class of Participants, before the relevant Entitlement Date. All PSUs granted under the Long Term Incentive Plan have been granted on the basis that their Entitlement Date is no later than December 31 of the year that is three years after the year of service to which the award relates (subject to acceleration as described below).

For all PSUs granted to date, the number of shares to be issued or the amount of cash to be paid on the Entitlement Date of the PSUs will vary based on “Achieved Performance”. The Achieved Performance is a percentage from 50% to

47

150% that is multiplied by the number of PSUs granted to determine the number of shares to be issued and/or the amount of cash to be paid on the Entitlement Date. Achieved Performance is calculated based on the difference between (the “TSR Difference”) New Gold’s total shareholder return (“TSR”) and the TSR of the S&P/TSX Global Gold Index (the “Index”) (i.e., New Gold’s TSR minus Index TSR) for each of four Measurement Periods. The Measurement Periods are as follows: (i) the first calendar year after the year of service to which the award relates; (ii) the second calendar year after the year of service to which the award relates; (iii) the period beginning at the start of the third calendar year after the year of service to which the award relates, but ending before the relevant Entitlement Date (in order to allow sufficient time to calculate the Achieved Performance and, consequently, the number shares to be issued and/or cash to be paid on the Entitlement Date); and (iv) the period beginning on the first day of the first Measurement Period and ending on the last day of the third Measurement Period. The four Measurement Periods are equally weighted in determining the Achieved Performance for a particular PSU grant.

If New Gold’s TSR exceeds the TSR of the Index in a Measurement Period (i.e., the TSR Difference is greater than zero), the Achieved Performance for that period will be over 100%.  Similarly, if New Gold’s TSR is less than the TSR of the Index in a Measurement Period (i.e., the TSR Difference is less than zero), the Achieved Performance for that period will be less than 100%.  For the PSU, the minimum Achieved Performance for any Measurement Period is 50% and the maximum is 150%. To achieve the maximum Achieved Performance for a Measurement Period, the TSR Difference must be at least 20% (i.e., New Gold’s TSR minus Index TSR ≥ 20%). For example, if the TSR of the Index for a Measurement Period were 5%, New Gold’s TSR for that period would have to be 25% or higher to attain Achieved Performance of 150% for that Measurement Period. If New Gold’s TSR is the same as the Index TSR for a Measurement Period, the Achieved Performance for the period would be 100%. Finally, if the TSR Difference is negative 20% (or less), the Achieved Performance for the Measurement Period would be 50% (i.e., New Gold TSR minus Index TSR ≤ -20%). Regardless of New Gold’s TSR relative to the Index, the minimum Achieved Performance for any Measurement Period is 50%.

The chart below depicts how Achieved Performance for any Measurement Period is calculated, based on the TSR Difference (i.e., New Gold’s TSR minus the Index TSR).

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The following table shows the minimum and maximum Achieved Performance for a Measurement Period based on the difference between New Gold’s TSR and the Index TSR:

Performance in Measurement Period	Achieved Performance for PSU Calculation
New Gold TSR minus Index TSR ≤ -20%	50%
New Gold TSR = Index TSR	100%
New Gold TSR minus Index TSR ≥ 20%	150%

On the Entitlement Date, a PSU may be settled: (i) in cash equal to the five-day volume weighted average price of the Company’s common shares on the TSX multiplied by the number of PSUs and the Achieved Performance; or (ii) by the issuance of the equivalent number of common shares of New Gold as the number of PSUs multiplied by the Achieved Performance, or (iii) a combination of both. The Board may, in its discretion, grant PSUs that can only be satisfied by the issuance of common shares from treasury or by a cash payment or by a combination thereof. The annual “burn rate” for the Long Term Incentive Plan (number of shares issued under the plan in a year divided by the weighted average of shares outstanding in that year) was 0.03%, 0.04% and 0.04% for 2015, 2016 and 2017 respectively.

Adjustments

The Board may, in its discretion, elect to credit each Participant with additional Share Units in the event any dividend is paid on the common shares of New Gold. In such case, the number of additional Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Share Units in the Participant’s account had been common shares divided by the market price of the common shares on the date on which dividends were paid by the Company. Such additional Share Units will vest on the Entitlement Date of the particular Share Unit (and will be subject to the same terms) to which the additional Share Units relate.

Securities Issuable under the Long Term Incentive Plan

The aggregate number of common shares to be available for issuance in respect of all PSUs granted under the Long Term Incentive Plan will not exceed 1.25% of the common shares issued and outstanding (on a non-diluted basis). In respect of the PSUs granted in December 2017 for performance during that year, the Board has determined that 55% of the PSUs granted may only be satisfied by the payment of cash (“Cash-Only PSU”) and the Board intends to make such determination at the time of grant of all PSUs in the future. Only PSUs which may be satisfied in common shares on their Entitlement Date need to be counted when determining the 1.25% limit on the number of shares that may be reserved for issuance under the Long Term Incentive Plan. As at March 7, 2018, a total of 2,780,100 PSUs were outstanding under the Long Term Incentive Plan, of which 1,390,050 were Cash-Only PSUs. Assuming an Achieved Performance of 150%, the maximum number of common shares which may be issued to satisfy PSUs on their Entitlement Date is 2,085,075, which represents 0.36% of the number of issued and outstanding common shares of New Gold, leaving 5,147,873 common shares available for future PSUs to be granted under the Long Term Incentive Plan (representing 0.89% of the number of issued and outstanding common shares of New Gold), assuming Achieved Performance of 150% and excluding Cash-Only PSUs.

Limits on Securities Issuable to Insiders

The Long Term Incentive Plan (a) limits the aggregate number of common shares issuable to insiders pursuant to Share Units and any other security-based compensation arrangements of New Gold to 10% of the common shares issued and outstanding (on a non-diluted basis) at the time of the grant, and (b) limits the number of common shares issued to insiders pursuant to Share Units and any other security-based compensation arrangements of New Gold within a

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12-month period to 10% of the common shares issued and outstanding (on a non-diluted basis) at the time of the issuance. In no case can a Participant, immediately after being granted an award of Share Units (a) hold a beneficial interest in more than 5% of the common shares of New Gold, or (b) be in a position to control the casting of greater than 5% of the votes that might be cast at a general meeting of New Gold (collectively, the “Ownership Restrictions”).

Cessation or Acceleration of Share Units

Subject to specific exceptions and restrictions outlined in the Long Term Incentive Plan, Share Units are not assignable other than by will or the laws of descent and distribution, and will become void on the termination (with or without cause) or retirement of a Participant, except as otherwise determined by the Board in its discretion.

In addition, unless the Board determines otherwise, the Entitlement Date for all of a Participant’s Share Units will be accelerated as follows: (i) in the event of the death of the Participant, the Entitlement Date will be the date of death; and (ii) in the event of the total disability of the Participant, the Entitlement Date will be the date which is 60 days following the date on which the Participant becomes totally disabled.

If, within 12 months of a change of control (as defined in the Long Term Incentive Plan) of New Gold, a Participant that is: (i) a director, is terminated or not re-elected or re-appointed; (ii) an employee, is terminated without cause or a material adverse change is imposed on the terms of such Participant’s employment or financial entitlements from the Company; or (iii) an eligible contractor, is terminated, then all outstanding Share Units held by such Participant will immediately vest and the Entitlement Date for such Share Units will occur.

In the event a resolution is adopted to wind up, dissolve or liquidate the Company, all Share Units outstanding will immediately vest and the Entitlement Date for such Share Units will occur. Where the Entitlement Date of the PSU is accelerated, performance for Measurement Periods that have not been completed before the Entitlement Date or change of control will be based on 100% achievement in the case of death or disability or 150% achievement in the case of a change of control.

Awards or payments under the Long Term Incentive Plan to the Chief Executive Officer and the Chief Financial Officer are subject to the Company’s Executive Compensation Clawback Policy.

Amendment Provisions

Subject to any applicable regulatory or stock exchange requirements, the Board may from time to time in its discretion (without shareholder approval) amend, modify and change the provisions of the Long Term Incentive Plan (including any grant letters), including, without limitation, amendments of a housekeeping nature or any change to the Entitlement Date of any Share Units, except that it may not make any of the following amendments to the Long Term Incentive Plan without first having obtained the approval of a majority of shareholders voting at a shareholders meeting:

(i)	materially increase the benefits to a holder of Share Units who is an insider of the Company, to the material detriment of the Company and its shareholders;

(ii)	increase the number of common shares or maximum percentage of common shares which may be issued pursuant to the Long Term Incentive Plan other than in the event of a change in the common shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification;

(iii)	reduce the range of amendments requiring shareholder approval;

(iv)	permit Share Units to be transferred other than for normal estate settlement purposes;

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(v)	change insider participation limits which would result in shareholder approval being required on a disinterested basis;

(vi)	materially modify the eligibility requirements for participation in the Long Term Incentive Plan;

(vii)	modify the result that Participants residing in Australia forfeit their rights to any payment or issue of common shares on termination of such Participants; or

(viii)	modify the Ownership Restrictions.

In addition, any such amendment, modification or change of any provision of the Long Term Incentive Plan will be subject to the approval, if required, by any stock exchange having jurisdiction over the securities of the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS AS AT DECEMBER 31, 2017

The following table provides details of compensation plans under which equity securities of New Gold are authorized for issuance as at December 31, 2017.

Plan Category	Number of Common Shares to be Issued on Exercise of Options and Vesting of PSUs (1)	Weighted-Average Exercise Price of Outstanding Options ($)	Number of Common Shares Remaining Available for Future Issuance under Equity Compensation Plans (excluding common shares reflected in Column (a)) (2) (3) (4)
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	15,122,816	$5.24 for Options (5) n/a for PSUs	12,362,386
Equity compensation plans not approved by shareholders	N/A	N/A	N/A

(1)	Represents the aggregate number of common shares of New Gold reserved for issuance on exercise of outstanding Options and upon the vesting of outstanding PSUs (assuming Achieved Performance of 150%), being 13,030,466 common shares upon the exercise of outstanding Options and 2,092,350 common shares upon the vesting of PSUs. (This excludes Cash-Only PSUs, as they cannot be satisfied in common shares.)

(2)	Represents the aggregate number of common shares remaining available for future issuance under the Stock Option Plan and the Long Term Incentive Plan as at December 31, 2017, after taking into account the number of common shares issuable upon the exercise of outstanding Options and the vesting of outstanding PSUs that can be satisfied in shares (assuming Achieved Performance of 150%), being 7,221,788 common shares under the Stock Option Plan and 5,140,598 common shares under the Long Term Incentive Plan.

(3)	The aggregate number of common shares reserved for issuance in respect of all outstanding Options granted under the Stock Option Plan and all other security-based compensation arrangements of the Company, other than the Long Term Incentive Plan, cannot exceed 3.5% of the number of common shares issued and outstanding (on a non-diluted basis).

(4)	The aggregate number of common shares that can be reserved for issuance under the Long Term Incentive Plan in respect of all unvested PSUs cannot exceed 1.25% of the number of common shares issued and outstanding (on a non-diluted basis).

(5)	The weighted average exercise price for all equity compensation plans is the weighted average exercise price of the Options outstanding under the Stock Option Plan. There is no exercise price associated with the PSUs outstanding under the Long Term Incentive Plan.

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STATEMENT OF DIRECTOR COMPENSATION

Non-executive directors receive a retainer for acting as a director. Executives of New Gold that serve as directors (excluding, for greater clarity, directors who have agreed to serve as an officer of the Company on an interim basis) do not receive any additional compensation for acting as directors. New Gold does not pay per-meeting fees. All reasonable expenses incurred by a director in attending meetings of the Board, committee meetings or shareholder meetings, together with all expenses properly and reasonably incurred by any director in the conduct of New Gold’s business or in the discharge of his or her duties as a director, are paid by New Gold.

Each year the Compensation Committee reviews the compensation provided to non-executive directors and recommends compensation for the ensuing year based on, among other things, a review of director compensation at Peer Group companies and other market participants, overall corporate performance and other corporate imperatives, and general trends in director compensation.  The Board reviews the recommendation of the Compensation Committee regarding non-executive director compensation and makes a final determination.

In 2017, the Board approved changes to non-executive director compensation. In prior years, non-executive directors received a retainer of C$75,000, which they were required to take in in deferred share units (“DSUs”) and, in addition, were granted Options valued at C$100,000. For 2017, the Board approved a retainer of C$175,000 for non-executive directors, as well as an additional C$120,000 retainer for the non-executive Chair of the Board, C$25,000 retainer for the Chair of the Audit Committee and an additional C$15,000 retainer for the Chair of the Compensation Committee. Directors are required to take 50% of the retainer in DSUs. Directors can choose to receive the remaining 50% in the form of DSUs, Options or cash or a combination of those. In addition, in 2017 the Board approved a one-time cash payment of C$100,000 to the Chair of the Board upon his appointment as Chair in recognition of his management of the transition in the Chair and Chief Executive Officer positions.

DIRECTOR COMPENSATION TABLE

The following table provides information regarding compensation paid to New Gold’s non-executive directors during the year ended December 31, 2017.

Name	Annual Retainer – Cash ($)	Annual Retainer – Share-based Awards ($) (1)	Option-based Awards ($) (2)	All Other Compensation ($)	Total ($)
David Emerson	65,145	67,380	-	-	132,525
James Estey	32,072	67,380	32,072	-	131,525
Robert Gallagher	-	-	-	115,509(3)	115,509
Vahan Kololian	-	67,380	64,145	-	131,525
Martyn Konig	-	134,761	-	-	134,761
Randall Oliphant	65,145	67,380	-	60,963(4)	192,488
Ian Pearce	-	161,713	73,308	77,006	312,027
Kay Priestly	73,308	77,006	-	-	150,314
Marilyn Schonberner	-	112,429(5)			112,429
Raymond Threlkeld	65,145	67,380	-	360,000(6)	492,525
Total:	300,816	822,809	169,525	613,478	1,903,628

(1)	Calculated by multiplying the number of DSUs by C$4.16, being the closing price of New Gold’s common shares on the TSX before the date of grant (May 15, 2017), and then converting that amount at an exchange rate of US$1.00 = C$1.2986, being the average rate quoted by the Bank of Canada for the year 2017.

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(2)	Valued using the Black-Scholes option valuation methodology. Except as otherwise noted, the key assumptions made in valuing the awards are as follows:

Grant date	Exercise price	Risk-free rate of return	Volatility estimate	Expected life (years)	Per Option value	Exchange rate (US$1.00 =)
May 16, 2017	C$3.97	0.94%	53.93%	3.67	C$1.47	C$1.3641

(3)	Mr. Gallagher ceased to be a director of the Company at the shareholder meeting on April 26, 2017 after he did not stand for re-election. He did not receive compensation for his role as a non-executive director during the period from January 1, 2017 to April 26, 2017. However, Mr. Gallagher provided consulting services with respect to relations with First Nations and other indigenous communities in 2017 for which he was paid C$12,500 per month.

(4)	Mr. Oliphant received C$60,963 in salary for his role as Executive Chair of the Company from January 1, 2017 to January 29, 2017.

(5)	Ms. Schonberner received a pro-rated retainer of C$112,429 due to her appointment on June 20, 2017, which she received in the form of DSUs.

(6)	During 2017, Mr. Threlkeld was paid $320,000 for his role as Interim Chief Operating Officer from January 1 to September 1, 2017 and $40,000 for consulting services with respect to the development of projects and the evaluation of corporate development opportunities from September 2 to December 31, 2017. Mr. Threlkeld’s consulting arrangement with the Company ended in January 2018.

Share Ownership Guidelines for Directors

The Board has approved Share Ownership Guidelines that apply to the Company’s directors. The Share Ownership Guidelines also apply to the President and Chief Executive Officer as discussed on page 23.

The Share Ownership Guidelines require each director to own common shares, PSUs and/or DSUs (but not Options) equivalent in value to at least three times the annual retainer paid to directors (which retainer is paid in cash and/or DSUs); a requirement that must be met within three years of the director joining the board.

All the current directors meet the Share Ownership Guidelines except for Mr. Pearce, Mr. Portmann, Ms. Priestly and Ms. Schonberner. Ms. Priestly would have until June 2018 to meet the Share Ownership Guidelines, but she is not standing for re-election at the Meeting. Mr. Portmann was appointed as President in December 2016, and as President and Chief Executive Officer in January 2017, and he has until December 2019 to meet the Share Ownership Guidelines. Mr. Pearce and Ms. Schonberner became directors in April 2016 and June 2017, respectively, and have until April 2019 and June 2020, respectively, to meet the Share Ownership Guidelines. The share ownership guidelines and the value of common shares, DSUs and PSUs held by the directors as of December 31, 2017 are set out in the table below. As new directors, if elected, Ms. Davidson and Ms. Mulligan, who have been nominated for election to the Board for the first time at the meeting, will have until April 2021 to meet the Share Ownership Guidelines.

Name	Ownership Guidelines ($)(1)	Value of Common Shares Held ($)(2)	Value of DSUs or PSUs Held ($)(3)(4)	Total Value of Common Shares and DSUs or PSUs Held ($)	Compliance with Ownership Guidelines
James Estey	418,493	1,308,909	389,056	1,697,965	✓
Vahan Kololian	418,493	4,256,751	91,460	4,348,211	✓
Martyn Konig	418,493	807,235	411,976	1,219,211	✓
Randall Oliphant	418,493	18,634,135	2,380,335	21,014,470	✓
Ian Pearce	705,463	89,546	210,204	299,750	- (5)
Hannes Portmann	1,913,113	372,760	1,313,567	1,686,327	- (5)

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Name	Ownership Guidelines ($)(1)	Value of Common Shares Held ($)(2)	Value of DSUs or PSUs Held ($)(3)(4)	Total Value of Common Shares and DSUs or PSUs Held ($)	Compliance with Ownership Guidelines
Kay Priestly	418,493	181,068	207,438	388,506	- (5)
Marilyn Schonberner	418,493	-	111,782	111,782	- (5)
Raymond Threlkeld	418,493	507,761	262,601	770,363	✓

(1)	Ownership guideline for non-executive directors, other than the Chair of the Board, calculated as three times the director’s annual retainer. For the Chair of the Board, the ownership guideline is three times the director’s annual retainer plus the additional retainer for being Chair of the Board. These values are then converted at an exchange rate of US$1.00 = C$1.2545, being the average daily rate quoted by the Bank of Canada on December 29, 2017.

(2)	Calculated using the closing price of New Gold’s common shares on the TSX on December 29, 2017 of C$4.13 and converted at an exchange rate of US$1.00 = C$1.2545, being the average daily rate quoted by the Bank of Canada on December 29, 2017.

(3)	For non-executive directors, other than Mr. Oliphant, amounts in the column represent the value of DSUs held. For Mr. Portmann, the amount in this column represents the value of PSUs held. For Mr. Oliphant, the amount in this column represents the value of the PSUs he received prior to 2017 in his role as Executive Chairman and the DSUs he received in 2017 as a non-executive director. The value of DSUs or PSUs held is calculated by multiplying the number of DSUs or PSUs by the closing price of New Gold’s common shares on the TSX on December 29, 2017 of C$4.13. The amounts are then converted at an exchange rate of US$1.00 = C$1.2545, being the average daily rate quoted by the Bank of Canada on December 29, 2017.

(4)	On the Entitlement Date of the PSUs, the cash payment and/or number of shares to be issued in satisfaction of the PSUs will vary from 50% to 150% of the number of PSUs granted, based on the Achieved Performance. Refer to “Long Term Incentive Plan” on page 47 for further details regarding PSUs.

(5)	As noted in the paragraph above the table, New Gold’s Share Ownership Guidelines allow a period of three years for newly elected directors to achieve compliance – or, in the case of Mr. Portmann, three years from his appointment as President. All the directors that do not meet the Share Ownership Guidelines are within this three year period.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each non-executive director outstanding as at December 31, 2017.

Outstanding Share-Based Awards and Option-Based Awards as at December 31, 2017

		Option-based Awards				Share-based Awards
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the- money Options ($)(2)	Number of DSUs or PSUs (#)(3)	Market Value of DSUs or PSUs ($)(4)
James	June 30, 2010	-	-	-	-	9,985	32,872
Estey	June 2, 2011	-	-	-	-	6,674	21,972
	June 18, 2012	-	-	-	-	11,420	37,596
	May 9, 2013	30,303	7.52	May 9, 2018	-	-	-
	May 10, 2013	-	-	-	-	15,092	49,685
	May 8, 2014	46,296	5.55	May 8, 2019	-	-	-
	May 9, 2014	-	-	-	-	16,981	55,904
	May 27, 2015	72,815	3.89	May 27, 2020	13,930	23,622	77,767
	May 10, 2016	49,172	5.71	May 10, 2021	-	13,369	44,013
	May 16, 2017	29,761	3.97	May 16, 2022	3,796	21,034	69,247
Vahan	June 2, 2011	-	-	-	-	5,133	16,899
Kololian	June 18, 2012	-	-	-	-	4,965	16,346
	May 9, 2013	30,303	7.52	May 9, 2018	-	-	-
	May 10, 2013	-	-	-	-	13,123	43,203

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		Option-based Awards				Share-based Awards
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the- money Options ($)(2)	Number of DSUs or PSUs (#)(3)	Market Value of DSUs or PSUs ($)(4)
	May 8, 2014	46,296	5.55	May 8, 2019	-	-	-
	May 9, 2014	-	-	-	-	14,151	46,587
	May 27, 2015	72,815	3.89	May 27, 2020	13,930	19,685	64,806
	May 10, 2016	49,172	5.71	May 10, 2021	-	13,369	44,013
	May 16, 2017	59,523	3.97	May 16, 2022	7,592	21,034	69,247
Martyn	June 30, 2010	-	-	-	-	7,680	25,284
Konig	June 2, 2011	-	-	-	-	5,133	16,899
	June 18, 2012	-	-	-	-	9,930	32,691
	May 9, 2013	30,303	7.52	May 9, 2018	-	-	-
	May 10, 2013	-	-	-	-	13,123	43,203
	May 8, 2014	46,296	5.55	May 8, 2019	-	-	-
	May 9, 2014	-	-	-	-	14,151	46,587
	May 27, 2015	72,815	3.89	May 27, 2020	13,930	19,685	64,806
	May 10, 2016	49,172	5.71	May 10, 2021	-	13,369	44,013
	May 16, 2017	-	-	-	-	42,068	138,494
Randall Oliphant	January 26, 2011	500,000	7.67	January 26, 2018	-	-	-
	February 13, 2013	290,000	10.01	February 13, 2018	-	-	-
	February 14, 2014	370,000	6.33	February 14, 2019	-	-	-
	December 18, 2014	530,000	4.78	December 18, 2019	-	-	-
	December 18, 2015	660,000	3.24	December 18, 2020	468,234	470,000	1,547,310
	December 29, 2016	639,000	4.23	December 29, 2021	-	232,000	763,778
	May 16, 2017	-	-	-	-	21,034	69,247
Ian	May 10, 2016	49,172	5.71	May 10, 2021	-	13,369	44,013
Pearce	May 16, 2017	68,026	3.97	May 16, 2022	8,676	50,481	166,191
Kay	June 11, 2015	71,288	3.95	June 11, 2020	10,229	18,750	61,728
Priestly	November 6, 2015	-	-	-	-	2,396	7,888
	May 10, 2016	49,172	5.71	May 10, 2021	-	17,825	58,683
	May 16, 2017	-	-	-	-	24,039	79,140
Marilyn	August 9, 2017	-	-	-	-	33,954	111,782
Schonberner
Raymond	June 18, 2012	-	-	-	-	4,965	16,346
Threlkeld	May 9, 2013	30,303	7.52	May 9, 2018	-	-	-
	May 10, 2013	-	-	-	-	6,562	21,603
	May 8, 2014	46,296	5.55	May 8, 2019	-	-	-
	May 9, 2014	-	-	-	-	14,151	46,587
	May 27, 2015	72,815	3.89	May 27, 2020	13,930	19,685	64,806
	May 10, 2016	49,172	5.71	May 10, 2021	-	13,369	44,013
	May 16, 2017	-	-	-	-	21,034	69,247

(1)	Option awards vest in three equal instalments on each of the first, second and third anniversaries of the date of grant.

(2)	Calculated using the closing price of New Gold’s common shares on the TSX on December 29, 2017 of C$4.13 and subtracting the exercise price of in-the-money stock options. The amount is then converted at an exchange rate of US$1.00 = C$1.2545, being the average daily rate quoted by the Bank of Canada for December 29, 2017. The value shown in this column does not represent the actual value the individual director could receive. The actual gain, if any, on exercise will depend on the price of New Gold’s common shares on the date of exercise.

(3)	All amounts set out in this column are DSUs except for the 470,000 PSUs granted on December 18, 2015 and the 232,000 PSUs granted on December 29, 2016 to Randall Oliphant for his role as Executive Chairman. On the Entitlement Date of the PSUs, the cash payment and/or number of shares to be issued in satisfaction of the PSUs will vary from 50% to 150% of the number of PSUs granted, based on the Achieved Performance.

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(4)	For DSUs and PSUs, calculated by multiplying the number of DSUs (or PSUs) by the closing price of New Gold’s common shares on the TSX on December 29, 2017 of C$4.13. The amount is then converted at an exchange rate of US$1.00 = C$1.2545, being the average daily rate quoted by the Bank of Canada on December 29, 2017. For DSUs, the actual value realized will depend on the price of the common shares on the date the director leaves the Board. For PSUs, the actual value realized will depend on the price of the common shares on the Entitlement Date and the Achieved Performance.

Of the Options granted to non-executive directors, 4,110,286 Options remained outstanding as at December 31, 2017, which equates to 0.71% of the Company’s issued and outstanding common shares as of such date. During the year ended December 31, 2017, New Gold granted 157,310 Options to the non-executive directors.

Value Vested during the Year Ended December 31, 2017

The following table provides information regarding the value of incentive plan awards vested or earned for each non-executive director during the year ended December 31, 2017.

Name	Option-based Awards – Value Vested during the Year ($)(1)	Share-based Awards – Value vested during the Year ($)(2)
David Emerson	-	67,380
James Estey	-	67,380
Robert Gallagher	73,130	270,610(3)
Vahan Kololian	-	67,380
Martyn Konig	-	134,761
Randall Oliphant	125,366	434,637(4)
Ian Pearce	-	242,569
Kay Priestly	3,111	77,006
Marilyn Schonberner	-	112,429
Raymond Threlkeld	-	67,380

(1)	Calculated using the closing price of New Gold’s common shares on the TSX on the relevant vesting date (or the next trading day) and subtracting the exercise price of in-the-money stock options and then converting that amount at an exchange rate of US$1.00 = C$1.2986, being the average rate quoted by the Bank of Canada for the year 2017.

(2)	Except for the vesting of Mr. Gallagher’s PSUs described in footnote (3) below and Mr. Oliphant’s PSUs described in footnote (4) below, calculated by multiplying the number of DSUs by C$4.16, being the closing price of New Gold’s common shares on the TSX before the date of grant (May 16, 2017), and then converting that amount at an exchange rate of US$1.00 = C$1.2986, being the average rate quoted by the Bank of Canada for the year 2017.

(3)	140,000 of Mr. Gallagher’s PSUs (which he had previously received for his role as Chief Executive Officer) vested on December 18, 2017. Value of $348,140 was received on vesting of these PSUs, which was received 55% in cash and 45% in common shares. This value was calculated by multiplying the number of PSUs by the Achieved Performance for these PSUs of 64.59% and then multiplying the result by a share price of C$3.85, calculated pursuant to the Long Term Incentive Plan, then converting that amount at an exchange rate of US$1.00 = C$1.2865, being the average daily rate quoted by the Bank of Canada for December 18, 2017.

(4)	In addition to 21,034 DSUs, for which the value vested is described in footnote (2) above, 190,000 of Mr. Oliphant’s PSUs (which he had previously received for his role as Executive Chairman) vested on December 18, 2017. Value of $367,257 was received on vesting of these PSUs, which was received 55% in cash and 45% in common shares. This value was calculated by multiplying the number of PSUs by the Achieved Performance for these PSUs of 64.59% and then multiplying the result by a share price of C$3.85, calculated pursuant to the Long Term Incentive Plan, then converting that amount at an exchange rate of US$1.00 = C$1.2865, being the average daily rate quoted by the Bank of Canada for December 18, 2017.

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Options Exercised during the Year Ended December 31, 2017

The following table provides details regarding stock options exercised and sold by each non-executive director during the year ended December 31, 2017. There were no options exercised by non-executive directors during 2017.

Name	Number of Options Exercised and Sold	Option Exercise Price	Date of Exercise	Value realized ($)
David Emerson	Nil	N/A	N/A	Nil
James Estey	Nil	N/A	N/A	Nil
Robert Gallagher	Nil	N/A	N/A	Nil
Vahan Kololian	Nil	N/A	N/A	Nil
Martyn Konig	Nil	N/A	N/A	Nil
Randall Oliphant	Nil	N/A	N/A	Nil
Ian Pearce	Nil	N/A	N/A	Nil
Kay Priestly	Nil	N/A	N/A	Nil
Marilyn Schonberner	Nil	N/A	N/A	Nil
Raymond Threlkeld	Nil	N/A	N/A	Nil

Deferred Share Unit Plan

The Company’s deferred share unit plan (“DSU Plan”) is intended to strengthen the alignment of interests between its non-employee directors and shareholders by linking a portion of annual director compensation to the future value of New Gold’s common shares. It is administered by the Compensation Committee.

A DSU is a notional share-based unit that has the same value as one common share and is subject to adjustment for normal anti-dilution events, but which is not paid out until the recipient ceases to be a director. Generally, a director must receive at least 50% of their retainer in the form of DSUs, but from 2014 to 2016 directors were required to receive 100% of their retainer in the form of DSUs. The number of DSUs granted to a director is determined by dividing the amount of compensation to be taken as DSUs by the closing price for a common share on the TSX on the business day immediately preceding the date of grant.

During the year ended December 31, 2017, an aggregate of 255,712 DSUs were granted to directors. 85,353 DSUs held by David Emerson were redeemed by the Company for a payment of C$343,119 after he ceased to be a director on November 30, 2017. No other DSUs were redeemed under the DSU Plan during 2017. As at March 7, 2018, there are an aggregate of 706,983 DSUs outstanding under the DSU Plan.

Loans to Directors

The Company does not make personal loans or extensions of credit to its directors or NEOs. There are no loans outstanding from the Company to any of its directors or NEOs.

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CORPORATE GOVERNANCE PRACTICES

National Policy 58-201 – Corporate Governance Guidelines (“Governance Guidelines”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (“Governance Disclosure Rule”), along with other applicable regulatory requirements, form the regulatory framework for New Gold’s corporate governance practices. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its shareholders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

New Gold and the Board recognize the importance of corporate governance to the effective management of New Gold and to the protection of its employees and shareholders. New Gold’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of New Gold are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings and as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending on the state of New Gold’s affairs and in light of opportunities or risks which New Gold faces. The directors are kept informed of New Gold’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

New Gold’s corporate governance practices have been, and continue to be, in compliance with applicable Canadian and United States regulatory requirements. New Gold continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

The following is a description of New Gold’s corporate governance practices as reported by the Corporate Governance and Nominating Committee and approved by the Board. A copy of the Board’s written mandate (“Board Mandate”), which sets out the responsibilities and duties of the directors, is attached as Schedule A to this Circular.

Board of Directors

Composition of the Board of Directors

Independence of the Board

The Board, in consultation with the Corporate Governance and Nominating Committee, annually reviews the relationship between each director and the Company in order to determine if each director is or remains independent within the meaning of the Governance Guidelines. In addition, individual directors assess their own independence as part of the annual Board evaluation process. With the assistance of the Corporate Governance and Nominating Committee, the Board has considered the relationship to the Company of each of the directors and/or Nominees and has determined that six of the nine current directors, and five of the seven Nominees, are independent for the purposes of the Governance Guidelines.

Director/Nominee	Relationship	Reason for Non-Independent Status
Gillian Davidson(2)	Independent	N/A – no material relationship.
James Estey	Independent	N/A – no material relationship.
Vahan Kololian(1)	Independent	N/A – no material relationship.
Martyn Konig(1)	Independent	N/A – no material relationship.
Margaret Mulligan(2)	Independent	N/A – no material relationship.

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Director/Nominee	Relationship	Reason for Non-Independent Status
Randall Oliphant(1)	Non-Independent	Considered to have a material relationship with the Company by virtue of being the Executive Chairman of the Company until January 29, 2017.
Ian Pearce	Independent	N/A – no material relationship.
Hannes Portmann	Non-Independent	Considered to have a material relationship with the Company by virtue of being the President and Chief Executive Officer of the Company.
Kay Priestly(1)	Independent	N/A – no material relationship.
Marilyn Schonberner	Independent	N/A – no material relationship.
Raymond Threlkeld	Non-Independent	Considered to have a material relationship with the Company due to his acting as the Company’s Interim Chief Operating Officer from December 19, 2016 to September 1, 2017.

(1)	Not standing for re-election at the Meeting.

(2)	Nominated to the Board for the first time at the Meeting.

A majority of the Board is comprised of independent directors, and the Board recognizes the importance of providing leadership to its independent directors. With the exception of Mr. Threlkeld, who is Chair of the Health, Safety, Environment and Corporate Social Responsibility (“HSE and CSR”) Committee, the Chair of each of the Board’s committees is an independent director. In addition, every committee charter provides for access to information respecting the Company and access to officers, employees, external auditors and legal counsel of the Company. Each committee charter states that the committees may engage separate independent counsel and advisors at the expense of the Company.

The Board Mandate provides for in-camera sessions of the independent directors at each Board meeting. During the year ended December 31, 2017, the Board held in-camera sessions of the non-management directors at each of its nine meetings. In addition, during the year ended December 31, 2017, all of the committees consisting entirely of independent directors (i.e., the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee) held in-camera sessions without the presence of management at each meeting.

The Corporate Governance and Nominating Committee, which is a wholly independent committee, is responsible for identifying whether the Board’s mandate is effectively being carried out. Specifically, this committee reviews with the Board, on a regular basis and at least annually, the role of the Board, the mandate of the Board and terms of reference of each of the committees of the Board and the methods and processes by which the Board fulfills its duties and responsibilities. As well, to facilitate the Board operating independently of management, the following processes are in place:

(a)	the Board has implemented a policy to hold in-camera sessions without members of management present at the end of each Board meeting;

(b)	at every Board meeting, members of management, including the President and Chief Executive Officer, are not present for the discussion and determination of certain matters;

(c)	any one director may call a Board meeting;

(d)	the compensation of the President and Chief Executive Officer is considered in his absence by the Compensation Committee; and

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(e)	in addition to the standing committees of the Board, ad hoc committees are appointed from time to time when appropriate.

Areas of Expertise

The skills and areas of expertise possessed by each of the directors and/or Nominees are identified in the following table. The relevant skills and areas of expertise are: experience regarding the mining industry and/or operations; experience in accounting, finance or capital markets; experience in corporate governance; experience in health, safety and environment (“HSE”) compliance and/or risk management; public company board experience; management experience for public and/or private companies; and experience in dealing with government relations and legal matters.

	Mining Industry and Operations	Capital Markets and Accounting	Corporate Governance	HSE and/or Risk Management	Public Company Board	Talent Management	Strategic Planning and M&A	Government Relations and/or Legal
Davidson(2)	✓		✓	✓	✓			✓
Estey		✓	✓		✓		✓
Kololian(1)			✓		✓		✓
Konig(1)	✓	✓	✓	✓	✓		✓
Mulligan(2)		✓	✓	✓	✓	✓	✓	✓
Oliphant(1)	✓	✓	✓	✓	✓	✓	✓
Pearce	✓		✓	✓	✓	✓	✓
Portmann	✓	✓					✓
Schonberner		✓	✓	✓		✓	✓
Threlkeld	✓	✓		✓	✓		✓

(1)	Not standing for re-election at the Meeting.

(2)	Nominated for election to the Board for the first time at the Meeting.

Other Public Company Directorships/Committee Appointments

The following table provides details regarding directorships and committee appointments held by New Gold’s directors and the Nominees in other public companies as at the date of this Circular. None of the directors and/or Nominees of New Gold serve together as directors on the boards of other public companies, except Messrs. Konig and Threlkeld who are both on the board of Euromax Resources Ltd.

Director	Other Public Company Directorships	Other Public Company Committee Appointments
Gillian Davidson(2)	Lydian International Limited (since 2016)	Chair of Sustainability Committee
James Estey	Gibson Energy Inc. (since 2011)	Chair of the Board Chair of Corporate Governance, Compensation and Nominating Committee Audit Committee
	PrairieSky Royalty Ltd. (since 2014)	Chair of the Board Audit Committee Chair of Governance and Compensation Committee
Vahan Kololian(1)	None

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Director	Other Public Company Directorships	Other Public Company Committee Appointments
Martyn Konig(1)	Euromax Resources Ltd. (since 2012)	Chair of the Board
Chair of the Compensation Committee
	Nyrstar NV (since 2015)	Chair of the Board Audit Committee Compensation Committee
Margaret Mulligan(2)	Canada Western Bank (since 2017)
ClearStream Energy Services Inc. (since 2014)
Randall Oliphant(1)	Franco-Nevada Corporation (since 2007)	Audit Committee
Ian Pearce	Outotec Oyj (since 2015)	Audit and Risk Committee
	Nevsun Resources Inc. (since 2017)	Chair of the Board
Hannes Portmann	None
Kay Priestly	TechnipFMC plc (since 2017)	Audit Committee
Marilyn Schonberner	Wheaton Precious Metals Corporation (since 2018)
Raymond Threlkeld	Kirkland Lake Gold Ltd. (since 2016)	Chair of Corporate Governance Committee Audit Committee
	Euromax Resources Ltd. (since 2016)	Technical Committee
	Northern Empire Resources Corp. (since 2017)	Chair of Health, Safety and Environment Committee

(1)	Not standing for re-election at the Meeting.

(2)	Nominated for election to the Board for the first time at the Meeting.

The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on New Gold’s Audit Committee.

Position Descriptions

The Board has developed a written position description for the Chair of the Board as detailed in the Board’s written mandate. The Chair of each Board committee acts within the parameters set by their respective committee charters. The Board has also, in consultation with Mr. Portmann, developed a written position description for the President and Chief Executive Officer.

Chair of the Board

The Board has appointed Ian Pearce as its Chair. He works closely with the standing committees of the Board regarding items relating to compensation, finance and corporate governance. Each of the Corporate Governance and Nominating Committee, Audit Committee and Compensation Committee is comprised entirely of independent directors. The Chair of the Board provides leadership to directors in discharging their duties, including by:

(a)	promoting cohesiveness among the directors; and

(b)	being satisfied that the responsibilities of the Board and its committees are well understood by the directors.

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The Chair of the Board together with the Chair of the Corporate Governance and Nominating Committee assists the Board in discharging its stewardship function, including by:

(a)	reviewing the committees of the Board, the composition and Chairs of such committees and the charters of such committees; and

(b)	ensuring that the Board, committees of the Board, individual directors and senior management of New Gold understand and discharge their duties and obligations under New Gold’s system of corporate governance.

In connection with meetings of the directors, the Chair of the Board is responsible for the following:

(a)	scheduling meetings of the directors;

(b)	coordinating with the Chairs of the committees of the Board to schedule meetings of the committees;

(c)	reviewing items of importance for consideration by the Board;

(d)	ensuring that all business required to come before the Board is brought before the Board, such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of New Gold;

(e)	setting the agenda for meetings of the Board;

(f)	monitoring the adequacy of materials provided to the directors by management in connection with the directors' deliberations;

(g)	ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;

(h)	presiding over meetings of the directors, including in camera sessions of the independent directors; and

(i)	encouraging free and open discussion at meetings of the Board.

Committees of the Board

The Board has the following four standing committees:

(a)	the Audit Committee;

(b)	the Compensation Committee;

(c)	the Corporate Governance and Nominating Committee; and

(d)	the HSE and CSR Committee.

All of the committees report directly to the Board.

Other than the HSE and CSR Committee, each committee is comprised entirely of independent directors. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board. The current membership of each standing committee of the Board is set out in the table below. In light of the changes to the Board anticipated to

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occur at the Meeting, the Board intends to reconstitute the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee following the Meeting such that each committee will be comprised solely of independent directors, with at least three independent directors on each committee.

Board Committee	Committee Members	Status
Audit Committee	Kay Priestly (Chair)	Independent
	Martyn Konig	Independent
	Marilyn Schonberner	Independent
Compensation Committee	Ian Pearce (Chair)	Independent
	James Estey	Independent
	Kay Priestly	Independent
Corporate Governance and Nominating Committee	Vahan Kololian (Chair)	Independent
	Martyn Konig	Independent
	Ian Pearce	Independent
	Marilyn Schonberner	Independent
HSE and CSR Committee	Raymond Threlkeld (Chair)	Non-Independent
	Vahan Kololian	Independent
	Ian Pearce	Independent

Audit Committee

The Audit Committee is comprised of three independent directors. The Audit Committee’s primary function is to assist the Board in fulfilling its oversight responsibilities with respect to accounting and financial reporting processes, the integrity of the financial statements of New Gold, compliance with legal and regulatory requirements, the overall adequacy and maintenance of the systems of internal controls that management has established and the overall responsibility for New Gold’s external and internal audit processes including the external auditor’s qualifications, independence and performance.

Further information regarding the Audit Committee is contained in New Gold’s latest annual information form (“AIF”) under the heading “Audit Committee” and a copy of the Audit Committee charter is attached as a schedule to the AIF. The AIF is available under New Gold’s profile on SEDAR at www.sedar.com.

Compensation Committee

As described under the heading “Composition and Role of the Compensation Committee” on page 20, the Compensation Committee is comprised of three independent directors, and the purpose of the Compensation Committee is to assist the Board in approving and monitoring the Company’s guidelines and practices with respect to compensation and benefits provided by the Company, as well as administering the Company’s equity-based compensation plans.

Corporate Governance and Nominating Committee

As described under the heading “Nomination of Directors” on page 66, the Corporate Governance and Nominating Committee is comprised of four independent directors. Its main purpose is to provide a focus on corporate governance that will enhance corporate performance, to assist the Company in its corporate governance responsibilities under

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applicable law, to establish criteria for Board and committee membership, to recommend composition of the Board and its committees and, as circumstances arise, to assess directors’ performance.

Health, Safety, Environment and Corporate Social Responsibility Committee

The HSE and CSR Committee is comprised of two independent directors and one non-independent director, each of whom has a strong operational or social responsibility background. The overall purpose of the HSE and CSR Committee is to review and monitor the health, safety, environmental and corporate social responsibility policies and activities of New Gold on behalf of the Board. The committee may investigate any activity of New Gold that relates to sustainable development, community development, environment or health and safety.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year and as otherwise required. Typically, each committee of the Board meets at least twice each year, or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of each meeting agenda depend on the business and affairs that New Gold faces from time to time. During the year ended December 31, 2017, the Board met nine times, the Audit Committee met four times, the Compensation Committee met three times, and the Corporate Governance and Nominating and the HSE and CSR Committee each met twice. Below are details regarding director attendance at Board and committee meetings held during the year ended December 31, 2017.

Director	Board	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	HSE and CSR Committee
David Emerson (2)	7 of 8	3 of 4	-	2 of 2	-
James Estey	9 of 9	-	3 of 3	-	-
Robert Gallagher (2)	3 of 3	-	-	-	1 of 1
Vahan Kololian (2)	9 of 9	-	-	2 of 2	1 of 1
Martyn Konig (2)	9 of 9	4 of 4	1 of 1	-	-
Randall Oliphant (1)	9 of 9	-	-	-	-
Ian Pearce (2)	9 of 9	-	2 of 2	2 of 2	2 of 2
Hannes Portmann (1)(2)	6 of 6	-	-	-	-
Kay Priestly	9 of 9	4 of 4	3 of 3	-	-
Marilyn Schonberner(1)(2)	5 of 5	-	-	-	-
Raymond Threlkeld	9 of 9	-	-	-	2 of 2

(1)	Mr. Oliphant and Mr. Portmann were not members of any Board committees in 2017. Ms. Schonberner was appointed to the Audit Committee on October 25, 2017 but there were no meetings of the Audit Committee after that date in 2017.

(2)	Attendance by each director at Board and committee meetings is based on the number of meetings held during the period of the year during which the director was a member of the Board and/or the applicable committee. Mr. Portmann joined the Board following his election at the Company’s Annual Shareholders Meeting on April 26, 2017. Ms. Schonberner was appointed to the Board on June 20, 2017. Mr. Gallagher did not stand for re-election at the last annual shareholder meeting and as a result ceased to be a director of the Company on April 26, 2017. Mr. Emerson resigned as a director on November 30, 2017.

Various changes to the membership of the Board’s standing committees were made following the Company’s last annual shareholders meeting on April 26, 2017: Mr. Pearce replaced Mr. Konig as Chair of the Compensation Committee; Mr. Konig replaced Mr. Pearce on the Corporate Governance and Nominating Committee; and Mr. Kololian replaced Mr. Gallagher on the HSE and CSR Committee.

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As set out in the Board Mandate, Board members are expected to attend all meetings of the Board in person or by phone and to have reviewed in advance Board materials and be prepared to discuss such materials.

Board of Directors Governance

Board Diversity Policy

In 2014, amendments to the continuous disclosure regime in Canada were adopted requiring new disclosure regarding the representation of women on boards and in executive officer positions. Presently, New Gold has two (22%) female directors. There are three (43%) female Nominees. The Company also has three (27%) female officers.

New Gold recognizes the benefits of having a diverse Board and seeks to increase diversity at the Board level. New Gold has adopted a written board diversity policy (the “Diversity Policy”). The objective of the Diversity Policy is to increase diversity at the Board level, with particular emphasis on gender diversity. The Diversity Policy requires the Board and the Corporate Governance and Nominating Committee to consider the benefits of diversity and diversity of the Board members in reviewing Board composition and assessing Board effectiveness. It includes an annual review of the level of representation of women on the Board and the effectiveness of the Diversity Policy, which will be assessed based on the number of female director candidates identified, the number of such candidates that advance in the director selection process and the number that are appointed or nominated to the Board.

When identifying new candidates to recommend for appointment or election to the Board, the Diversity Policy requires the Board (or the Corporate Governance and Nominating Committee) to consider engaging qualified external advisors to conduct a search for candidates that meet the board’s criteria. If such external advisors are engaged, they will be instructed to put forward a diverse selection of candidates, including candidates who are women.

New Gold does not support the adoption of quotas or targets regarding gender representation on the Board or in executive officer positions. All Board appointments will be made on merit, in the context of the skills, experience, independence, knowledge and other qualities which the Board as a whole requires to be effective, with due regard for the benefits of diversity (including the level of representation of women on the Board). With respect to executive appointments, New Gold recruits, manages and promotes on the basis of an individual’s competence, qualification, experience and performance, regardless of gender, age, ethnic origin, religion, sexual orientation or disability or the representation of women or other aspects of diversity in executive officer positions.

Director Term Limits and Retirement

The Board does not consider it appropriate or necessary to limit the number of terms a director may serve due to the time and effort necessary for each director to become familiar with the business of the Company. As an alternative to term limits, in addition to reviewing director performance on an annual basis, as part of assessing the composition of the Board, the Corporate Governance and Nominating Committee considers, among other things, the tenure of the existing directors and appropriate mix of tenures, as well as board succession planning. The Board has undertaken a renewal process, as a result of which two new independent individuals are standing for election as directors at the Meeting and three long-serving directors are not standing for re-election. New Gold does not have a retirement policy for its directors.

Orientation and Continuing Education

The Board, in conjunction with the Chair of the Corporate Governance and Nominating Committee, is responsible for ensuring that new directors are provided with an orientation and education program that includes, among other things, information about the duties and obligations of directors (including copies of the Board mandate, committee charters and Company policies), the business and operations of the Company and documents from recent Board meetings.

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In regard to ongoing director education, the Chair of the Corporate Governance and Nominating Committee, in conjunction with the Chair of the Board, is responsible for ensuring that:

(a)	all directors receive updates to Company policy documents and applicable TSX or NYSE American listing policies;

(b)	regular discussions relating to corporate governance issues and directors’ duties are conducted at Board meetings;

(c)	the Company’s policies are reviewed and updated by the Board as new rules or circumstances dictate; and

(d)	appropriate funding is allocated to directors to attend seminars or conferences relevant to their positions as directors of the Company.

All directors are expected to pursue educational opportunities as appropriate to enable them to perform their duties as directors and are encouraged to visit one of the Company’s sites at least once every two years. In 2017, all of the directors, other than Mr. Emerson, visited the Rainy River mine, located in Ontario, Canada. Directors have full and free access to officers and employees of the Company and may arrange meetings either directly or through the Chair, the President and Chief Executive Officer or the Corporate Secretary. Management provides briefings to directors with respect to the business and operations of the Company at every regularly scheduled Board meeting. In addition, in 2017 the members of the Board attended an education session regarding fiduciary duties and certain recent developments in Canadian securities law as well as an education session on the gold market and international developments that drive supply and demand.

Board and Director Assessments

The Corporate Governance and Nominating Committee, in conjunction with the Board, is responsible for reviewing, on an annual basis, the role and mandate of the Board and the charter of each Board committee and the methods and processes by which the Board fulfills its duties and responsibilities.

In February 2017, the Corporate Governance and Nominating Committee solicited comments on a confidential basis from each director regarding the performance and effectiveness of the Board and each Board committee, as well as individual director performance and contribution, using an online evaluation questionnaire. The topics covered by the questionnaire included the director selection process, the conduct of meetings and the composition of the Board and Committees, as well as peer review by each director of the conduct of the Board, the Committees and their respective members. The Corporate Governance and Nominating Committee is responsible for establishing and administering the evaluation process, discussing the results and preparing a final report with recommendations to the Board.

Nomination of Directors

The Corporate Governance and Nominating Committee, all four members of which are independent directors, annually reviews the skills, expertise and other qualities the Board as a whole should possess and the skills, expertise and other qualities of each of the directors and identifies any gaps. In accordance with the Diversity Policy, the review of Board composition includes consideration of the benefits of diversity and the diversity of the Board members.

The Corporate Governance and Nominating Committee is responsible for recommending to the Board appropriate criteria for the selection of new directors and, in consultation with the Board, establishing a process for selection of new Board members. While the Corporate Governance and Nominating Committee has the primary responsibility for identifying prospective Board members, all qualified candidates proposed are considered.

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To encourage an objective nominating process, when considering potential Board nominees the Corporate Governance and Nominating Committee takes into account a number of factors, which may include, among others, the current composition of the Board, the ability of the individual candidate to contribute on an overall basis, the ability of the individual to contribute sufficient time and resources to the Board, the current and future needs of New Gold, the individual’s direct experience with public companies in general and mining companies in particular as well as the individual’s skills, experience and other qualities and the skills, experience and other qualities of existing members of the Board.

The Corporate Governance and Nominating Committee uses the following process to identify and nominate highly qualified and dedicated director candidates for election to the Board:

(a)	The Chair of the Board, the Chair of the Corporate Governance and Nominating Committee or other members of the Board identify the need to add new Board members, with careful consideration of the mix of skills, experience and other qualities (including diversity, with particular emphasis on gender diversity, and tenure) represented on the Board.

(b)	The Corporate Governance and Nominating Committee coordinates the search for qualified candidates with input from management and other Board members. To assist in the identification of prospective director candidates, the Corporate Governance and Nominating Committee may engage qualified external advisors to conduct a search, if the committee deems such engagement necessary, including having regard to the Diversity Policy.

(c)	Selected members of management and the Board will interview prospective candidates. The Corporate Governance and Nominating Committee may, to the extent it deems appropriate, consult with significant shareholders of the Company or other shareholders as part of the process of nominating new directors.

(d)	The Corporate Governance and Nominating Committee will recommend a nominee and seek full Board endorsement of the selected candidate, based on its judgment as to which candidate will best serve the interests of the shareholders.

The Company adopted an Advance Notice Policy in 2015. Shareholders are required to comply with the Advance Notice Policy in connection with director nominations other than pursuant to a meeting requisition or shareholder proposal. Among other things, the Advance Notice Policy requires the nominating shareholder to provide to New Gold certain information regarding the shareholder and the shareholder’s proposed nominees, and sets out specific timelines for providing that information. A copy of the Advance Notice Policy is available on the Company’s profile on SEDAR at www.sedar.com. The Corporate Governance and Nominating Committee will consider candidates submitted by shareholders on the same basis as any other candidate.

Contacting the Board of Directors

The Board has adopted a Board Shareholder Communication and Engagement Policy, which is available on the Company’s website at www.newgold.com. Shareholders and other interested parties may communicate directly with the Board by writing to the Corporate Secretary, New Gold Inc., 181 Bay Street, Suite 3510, Toronto, Ontario M5J 2T3, Canada.

New Gold’s Values

New Gold has five core values: Integrity, Creativity, Commitment, Develop our Employees and Teamwork.   These goals inform behaviour and decision making at all levels of the organization.

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In addition, the values play an important part of the Company’s annual performance review.  Each year, all employees, including those in the corporate office and at the mine and project sites, are asked to identify and document how their behaviours during the year were guided by the core values.  This assessment is then discussed with the individual’s manager and forms a part of the inputs used to assess personal performance for purposes of variable compensation.

Code of Business Conduct and Ethics

The Company has a written Code of Business Conduct and Ethics (“Code”) for the directors, officers and employees of New Gold and its subsidiaries. The Board most recently reviewed the Code on February 20, 2018. A copy of the Code is posted on New Gold’s website at www.newgold.com.

All directors, officers and employees are expected to comply with and sign off annually on the Code, which reaffirms the Company’s high standards of business conduct. The Code is part of New Gold’s continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity.

The Board monitors compliance with the Code generally and, at least annually, the Board discusses the Code and each board member certifies as to whether they have been in compliance with the Code in respect of his or her role as a director of the Company and if they are aware of any possible violation of the Code that was not raised with the Corporate Secretary or other senior management of the Company during the period since they last reviewed and certified compliance with the Code.

Under the Code, officers and directors of New Gold are expected to report potential violations of the Code involving officers or directors to the Chair of the Audit Committee.

In the unlikely event of a waiver, any such waiver of the Code for a director or executive officer must be approved by the Board (or a designated committee) and such waiver will be disclosed to shareholders as required by applicable law. The Board did not grant any waiver of the Code to any director or executive officer during 2017 or during the past 12 months.

Director Conflicts of Interest

A thorough discussion of the documentation related to a material transaction is required for review by the Board, particularly independent directors. Directors with an interest in a material transaction are required to declare their interest and abstain from voting on such transactions.

Whistleblower Policy

New Gold has adopted a whistleblower policy which allows its directors, officers, employees and contractors who feel that a violation of the Code or the Company’s anti-bribery and anti-corruption policy has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violation to the Chair of the Audit Committee in writing, through an external hotline service provider, by telephone, or by email, or online. Concerns are reviewed by the Chair of the Audit Committee in the manner deemed to be appropriate based on the nature and merits of the submission and with the assistance and direction of whomever the Chair of the Audit Committee deems appropriate.

Risk Management

The Board has responsibility for identifying and understanding the principal risks of the Company’s business. The Company regularly undergoes an extensive risk identification process, which involves one-on-one interviews with all executive officers as well as other senior corporate employees and the general managers of certain operations. The

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results of the interviews are reviewed and analyzed by the Company’s risk management committee, which is comprised of representatives from the Company’s treasury, operations, finance, environmental and internal audit departments. In addition, each of the Company’s operating sites is responsible for development and maintaining a site risk register.

The corporate risk review process yields an enterprise risk register which ranks the key risks facing the organization as a whole. Each risk is allocated to a senior employee, who is responsible for developing and implementing controls to mitigate the risk. The risk register, together with current and planned future mitigation strategies, is presented and reviewed with the Board, together with a discussion of strategic opportunities and issues.

In addition, various Board committees monitor the risks relevant to their specific charter. The Audit Committee is responsible for monitoring financial risks and exposures, including the risk of a material misstatement in the Company’s financial disclosures. The Compensation Committee is responsible for monitoring risks associated with the Company’s compensation policies. The HSE and CSR Committee is responsible for monitoring health, safety, environmental and corporate social responsibility risk.

OTHER INFORMATION

Indebtedness of Directors and Executive Officers

None of New Gold’s directors, Nominees, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date of this Circular, or has been, during the year ended December 31, 2017, indebted to New Gold or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by New Gold or any of its subsidiaries.

Interest of Certain Persons in Matters to be Acted Upon

Other than the election of directors, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting: (a) a director or executive officer of New Gold who has held such position at any time since January 1, 2017; (b) each Nominee; or (c) an associate or affiliate of a person listed in (a) or (b).

Interest of Informed Persons in Material Transactions

Other than as described elsewhere in this Circular, since January 1, 2017, no informed person (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) of New Gold, Nominee, or associate or affiliate of any informed person or Nominee, has or had any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect New Gold or any of its subsidiaries.

Other Matters

At the time of printing this Circular, management of New Gold does not know of any matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote on such matters the same in accordance with their best judgment of such matters.

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Additional Information

Additional information regarding New Gold and its business activities is available on SEDAR at www.sedar.com under New Gold’s profile, on the United States Securities and Exchange Commission’s website at www.sec.gov and on New Gold’s website at www.newgold.com. Following the Meeting, the voting results for each item on the proxy will be available on SEDAR at www.sedar.com under New Gold’s profile. New Gold’s financial information is provided in New Gold’s annual financial statements and related MD&A for its most recently completed financial year and may be viewed on SEDAR at the location noted above, the United States Securities and Exchange Commission’s website at the location noted above and on New Gold’s website. Shareholders may also contact New Gold by phone at 1-888-315-9715 or by email at info@newgold.com to request copies of these documents, which will be provided free of charge.

DIRECTORS’ APPROVAL

The contents of this management information circular and its distribution to the shareholders of New Gold have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

Ian Pearce

Chair of the Board

Toronto, Ontario

March 16, 2018

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SCHEDULE A

BOARD OF DIRECTORS MANDATE

1.	Introduction

The Board of Directors (the “Board”) has the responsibility for the overall stewardship of the conduct of the business of New Gold Inc. (the “Company”) and the activities of management, which is responsible for the day-to-day conduct of the business. The Board’s fundamental objectives are to enhance and preserve long term shareholder value, and to ensure that the Company meets its obligations on an ongoing basis and operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests its other stakeholders, such as employees, customers and communities, may have in the Company. In overseeing the conduct of the business, the Board, through the President and Chief Executive Officer (“CEO”), shall set the standards of conduct for the Company.

2.	Procedures and Organization

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs including selecting its chair (“Chair”) and nominating candidates for election to the Board and constituting committees of the Board. Subject to the Articles of the Company and the Business Corporations Act (British Columbia) (the “Act”), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

A quorum for the transaction of business at any meeting of the Board shall be a majority of the number of directors then in office. The Corporate Secretary of the Company (or in his or her absence, the person appointed by the Board to take minutes) shall have the responsibility for taking minutes of all meetings of the Board and for circulating drafts of such minutes to the Chair promptly following each meeting. The Corporate Secretary of the Company (or in his or her absence, the person appointed by the Board to take minutes) shall present draft minutes from the previous meeting at the next succeeding Board meeting for comments, approval and execution. In the case of an equality of votes at a meeting of the Board, the chair of the meeting shall not have a second or casting vote.

3.	Duties and Responsibilities

The Board’s principal duties and responsibilities fall into a number of categories which are outlined below.

3.1	Legal Requirements

a.	The Board, together with management, has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained.

b.	The Board has the statutory responsibility to:

i.	manage or, to the extent it is entitled to delegate such power, supervise the management of the business and affairs of the Company by the senior officers of the Company;

ii.	act honestly and in good faith with a view to the best interests of the Company;

iii.	exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

iv.	act in accordance with its obligations contained in the Act and the regulations thereto, the Company’s Articles, securities laws of each province and territory of Canada, and other relevant legislation and regulations.

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3.2	Independence

The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management, including endeavouring to have a majority of directors who are “independent” as defined by National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). The Board, in consultation with the Corporate Governance and Nominating Committee, will annually review the relationship of each director and the Company to determine if each director is or remains “independent” as defined by NI 58-101. In addition, the independent directors shall hold an in camera session without the presence of management or any non-independent directors at each meeting.

3.3	Strategy Determination

The Board has the responsibility to ensure that there are long term goals and a strategic planning process in place for the Company and to participate, at least annually, with management, directly or through the Board’s committees, in developing and approving the plan by which the Company proposes to achieve its goals, which plan takes into account, among other things, the opportunities and risks of the Company’s business.

3.4	Managing Risk

The Board has the responsibility to identify and understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long term viability of the Company.

3.5	Division of Responsibilities

The Board has the power to:

a.	appoint and delegate responsibilities to committees where appropriate to do so; and

b.	develop position descriptions for:

i.	its individual members and / or the individual members of committees of the Board;

ii.	the Chair of the Board;

iii.	the CEO; and

iv.	the Chief Financial Officer.

The Board shall be responsible for ensuring that the Company’s officers and the directors and officers of the Company’s subsidiaries, if any, are qualified and appropriate in keeping with the Company’s corporate governance policies.

To assist it in exercising its responsibilities, the Board establishes four standing committees of the Board: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Health, Safety, Environment & Corporate Social Responsibility Committee. The Board may establish other standing or ad hoc committees from time to time which will function in accordance with such committee’s charter.

Each committee shall have a written charter that clearly establishes its purpose, responsibilities, composition, structure and functions. Each committee charter shall be reviewed by the Board at least annually. The Board is responsible for appointing the committee members, including the chair of each committee.

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3.6	Appointment, Training and Monitoring Senior Management

The Board has the responsibility:

a.	to appoint the CEO to monitor and assess the CEO’s performance and effectiveness, to satisfy itself as to the integrity of the CEO, and to provide advice and counsel in the execution of the CEO’s duties;

b.	to develop or approve the corporate goals or objectives that the CEO is responsible for;

c.	to approve the appointment of all corporate officers, acting on the advice of the CEO, and to satisfy itself as to the integrity of such corporate officers;

d.	ensure that adequate provision has been made to train, develop and monitor management and for the orderly succession of management;

e.	to create a culture of integrity throughout the Company;

f.	to ensure that management is aware of the Board’s expectations of management; and

g.	to avail itself collectively and individually of the open access to the Company’s senior management and to advise the Chair of the Board of significant matters discussed.

3.7	Policies, Procedures and Compliance

The Board has the responsibility:

a.	to ensure with management that the Company operates at all times within applicable laws, regulations and ethical standards; and

b.	to approve and monitor compliance with significant policies and procedures by which the Company is operated.

3.8	Reporting and Communication

The Board has the responsibility:

a.	to ensure the Company has in place policies and programs to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally;

b.	to ensure that the financial performance of the Company is adequately reported by management to shareholders, other securityholders and regulators on a timely and regular basis as required by law;

c.	to ensure the timely reporting by management of developments that have a significant and material impact on the market price or value of the Company’s securities;

d.	to report annually to shareholders on its stewardship of the affairs of the Company for the preceding year;

e.	to develop appropriate measures for receiving shareholder feedback; and

f.	to develop the Company’s approach to corporate governance and to develop a set of corporate governance principles and guidelines.

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3.9	Monitoring and Acting

The Board has the responsibility:

a.	to monitor the Company’s progress towards it goals and objectives and to revise and alter its direction through management in response to changing circumstances;

b.	to take action when performance falls short of its goals and objectives or when other special circumstances warrant; and

c.	to ensure that the Company has implemented adequate internal control and management information systems which ensure the effective discharge of the Board’s responsibilities.

3.10	Membership and Composition

The Board has the responsibility to determine:

a.	its appropriate size and composition;

b.	the relevant criteria for proposed additions to the Board, having regard to required skills, expertise and other qualities, including independence and diversity;

c.	any maximum number of boards or other engagements considered appropriate for directors, having regard to whether they are independent directors or members of management;

d.	any appropriate age for retirement of directors;

e.	the recommended compensation of directors for their services in that role, after consideration by the Compensation Committee; and

f.	the number of meetings of the Board to be held each year; provided that the Board shall meet at least on a quarterly basis.

3.11	Education and Assessment

Members of the Board are expected to attend all meetings of the Board in person or by phone and to have reviewed board materials in advance and be prepared to discuss such materials.

The Board has responsibility to ensure that a process is in place so that all new directors receive a comprehensive orientation and fully understand the role of the Board and its committees, the nature and operation of the Company’s business, the expectations for directors and the contribution that individual directors are required to make. In addition to an initial orientation, members of the Board are expected to pursue educational opportunities, such as seminars and conferences, as appropriate to assist them in better performing their duties, and directors and are encouraged to visit one of the Company’s sites at least once every two years.

Members of the Board will be required to annually assess their own effectiveness and contribution as directors, and the effectiveness of the Board and its committees.

3.12	Third Party Advisors

The Board, and any individual director with the approval of the Board, may retain at the expense of the Company independent counsel and advisers in appropriate circumstances.

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4.	Chair of the Board

4.1	The Chair of the Board will provide leadership to directors in discharging their duties as set out in this Charter, including by:

a.	leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;

b.	promoting cohesiveness among the directors; and

c.	being satisfied that the responsibilities of the Board and its committees are well understood by the directors.

4.2	The Chair will assist the Board in discharging its stewardship function, including by:

a.	together with the Chair of the Corporate Governance and Nominating Committee, reviewing the committees of the Board, the composition and chairs of such committees; and

b.	together with the Chair of the Corporate Governance and Nominating Committee, ensuring that the Board, committees of the Board, individual directors and senior management of the Company understand and discharge their duties and obligations under the Company’s system of corporate governance.

4.3	In addition, in conjunction with the Chair of the Corporate Governance and Nominating Committee, the Chair will ensure that:

a.	all directors receive updates to Company policy documents and the listing policies of the applicable exchanges;

b.	regular discussions relating to corporate governance issues and directors’ duties are conducted at Board meetings;

c.	the Company’s policies are reviewed and updated by the Board as new rules or circumstances dictate; and

d.	appropriate funding is allocated to directors to attend seminars or conferences relevant to their positions as directors of the Company.

4.4	In connection with meetings of the directors, the Chair will be responsible for the following:

a.	scheduling meetings of the directors;

b.	coordinating with the chairs of the committees of the Board to schedule meetings of the committees;

c.	reviewing items of importance for consideration by the Board;

d.	ensuring that all business required to come before the Board is brought before the Board, such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of the Company;

e.	setting the agenda for meetings of the Board;

f.	monitoring the adequacy of materials provided to the directors by management in connection with the directors' deliberations;

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g.	ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;

h.	presiding over meetings of the directors, including in camera sessions of the independent directors; and

i.	encouraging free and open discussion at meetings of the Board.

The Corporate Governance and Nominating Committee will annually review this Mandate and submit any recommended changes to the Board for approval.

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Questions? Need Help voting?

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Solicitation Agent, Kingsdale Advisors

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